SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Regeneron Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   75886F 10 7
                                 (CUSIP Number)

                                Terry L. Overbey
                          The Procter & Gamble Company
                           One Procter & Gamble Plaza
                            Cincinnati, OH 45202-3315
                                 (513) 983-4463
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 16, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box { }.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 75886F 10 7

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1) Names of Reporting Persons S. S. or I.R.S. Identification Nos. of Above
Persons

         The Procter & Gamble Company
         Identification Number 31-0411980


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2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) Not applicable

   (b) Not applicable


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3) SEC Use Only


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4) Source of Funds (See Instructions):               WC


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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d):

   Not applicable


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6) Citizenship or Place of Organization


Number of         (7) Sole Voting Power              6,600,000
Shares Bene-      -------------------------------------------------------
ficially          (8) Shared Voting Power            0
Owned by          -------------------------------------------------------
Each Report-      (9) Sole Dispositive Power         6,600,000
ing Person        -------------------------------------------------------
With              (10) Shared Dispositive Power      0

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11) Aggregate Amount Beneficially Owned by Each Reporting Person

         6,600,000
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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

         Not applicable
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13) Percent of Class Represented by Amount in Row (11)        31.6%


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14) Type of Reporting Person (See Instructions)               CO


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Item 1.  Security and Issuer:

         Security:  Common Stock
         Issuer:    Regeneron Pharmaceuticals, Inc.
                    777 Old Saw Mill Road
                    Tarrytown, NY 10591


Item 2.  Identity and Background:

         Name:  The Procter & Gamble Company
         State of Incorporation:  Ohio
         Principal Business:  Manufacture and Marketing of
                              consumer products
         Address of Principal Business:  One Procter & Gamble Plaza
                                         Cincinnati, Ohio 45202

         (a) Not applicable
         (b) Not applicable
         (c) Not applicable
         (d) No
         (e) No


Item 3.  Source and Amount of Funds or other consideration.

         Working Capital.


Item 4.  Purpose of Transaction - General Investment

         (a) Reporting Person has five year warrants to purchase up to 1,450,000 additional shares of common stock. These 1,450,000 shares are included in the number of shares beneficially owned (6,600,000). Under the terms of the Securities Purchase Agreement, dated as of May 13, 1997 (included as part of Item 7), Issuer can require Reporting Person to purchase additional securities from Issuer. Otherwise, Reporting Person has no plans to acquire additional securities from Issuer.
         (b) None
         (c) None
         (d) None
         (e) None
         (f) None
         (g) None


Item 5.  Interest in Securities of the Issuer

         (a) 6,600,000 shares (31.6%) of common stock

         (b) Sole Voting Power:  6,600,000 shares
             Shared Voting Power:  0 shares
             Sole Dispositive Power:  6,600,000 shares
             Shared Dispositive Power:  0 shares

         (c) None

         (d) Not applicable

         (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See item 4(a) above.


Item 7.  Material to be Filed as Exhibits

         The following documents are between Issuer and Reporting Person.

         1.  Securities Purchase Agreement, dated as of May 13, 1997
         2.  Warrant Agreement, dated as of May 13, 1997
         3.  Registration Rights Agreement, dated as of May 13, 1997

         The following documents are between Issuer and Procter & Gamble Pharmaceuticals, Inc., a wholly-owned subsidiary of Reporting Person.

         1.  Stock Purchase Agreement, dated as of December 11, 1996
         2.  Registration Rights Agreement, dated as of December 11, 1996


                                    SIGNATURE


                                    After reasonable inquiry and
                                    to the best of my knowledge
                                    and belief, I certify that
                                    the information set forth in
                                    this statement is true,
                                    complete and correct.


                                    June 26, 1997
                                    ---------------------------------
                                    (Date)


                                    /s/TERRY L. OVERBEY
                                    ---------------------------------
                                    (Signature)


                                    Terry L. Overbey, Secretary
                                    ---------------------------------
                                    (Name/Title)

                         REGENERON PHARMACEUTICALS, INC.
                          SECURITIES PURCHASE AGREEMENT

This Agreement is made as of May 13, 1997, by and between Regeneron Pharmaceuticals, Inc., a corporation organized under the laws of New York (the "Company"), with its principal office at 777 Old Saw Mill River Road, Tarrytown, New York 10591, and The Procter & Gamble Company, a corporation organized under the laws of Ohio (the "Buyer"), with its principal office at One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

                                    ARTICLE 1

                                   DEFINITIONS

          1.1 CERTAIN DEFINITIONS. As used in this Agreement, the following terms shall have the following respective meanings:

          "Additional Securities" means equity securities that the Company sells to Buyer pursuant to Section 3.2(iii).

          "Affiliate" means any corporation, company, partnership, joint venture, or other entity which controls, is controlled by, or is under common control with Buyer. For purposes of this definition control shall mean the direct or indirect ownership of at least fifty (50%) percent or, if less than fifty (50%) percent, the maximum percentage as allowed by applicable law of (a) the shares of capital stock entitled to vote for the election of directors, or
(b) ownership interest.

          "Buyer's Equity Limitations" means the limitations that in no event
(a) may Buyer purchase or own more than 20% of the Outstanding Securities or possess more than 20% of the voting rights of the shares of the Company and, in addition, (b) during the Optional Period may the Buyer be required to purchase Securities or Additional Securities under this Agreement having a Value in the aggregate that exceeds 20% of the Company's cumulative research funding obligations during Fiscal Years 6 through 10 pursuant to the Collaboration Agreement.

          "Closing" means the closings of the sale and purchase of Securities and Additional Securities issued and sold to Buyer in accordance with the terms of this Agreement. The first such Closing to be held on the Effective Date shall be called "Closing I." Closings other than Closing I conducted during the Initial Period shall be called "Future Closings." Closings conducted during the Optional Period shall be called "Optional Closings." All Closings, including Closing I, Future Closings, and any Optional Closings, may be generally referred to herein as Closings.

          "Collaboration Agreement" means that certain Collaboration Agreement, dated May 13, 1997 between Regeneron Pharmaceuticals, Inc. and The Procter & Gamble Company. The Effective Date of the Collaboration Agreement will be referred to herein as the "Effective Date" and references to "Fiscal Year" shall have the same meaning herein as in the Collaboration Agreement.

          "Collateral Agreements" means the Collaboration Agreement, together with the Warrant Agreement between the parties dated as of May 13, 1997 (the "Warrant Agreement") and the Registration Rights Agreement between the parties dated as of May 13, 1997 (the "Registration Rights Agreement").

          "Commission" means the Securities and Exchange Commission, or any other Federal agency at the time administering the Securities Act.

          "Common Stock" means the Common Stock, par value $.001 per share, of the Company.

          "Current Market Price" means the average (rounded to the nearest cent) of the Quoted Price of the Common Stock for the 30 consecutive trading days commencing 45 trading days before (and not including) the date in question.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

          "Exercise Price" means the price for which one share of Common Stock may be purchased by the exercise of one Warrant. The Exercise Price in respect of Warrants issued as part of a sale of Securities sold in Future Closings shall equal the Purchase Price of the Common Stock sold to the Buyer together with the Warrants in such sale of Securities in accordance with Section 3.2(ii). The Exercise Price in respect of Securities sold in Optional Closings shall be determined in accordance with Appendix A.

          "Initial Period" means the period beginning on the Effective Date and ending on the fifth anniversary of the Effective Date.

          "Initial Securities" means Securities and Additional Securities purchased by Buyer pursuant to this Agreement at Closing I or any Future Closing during the Initial Period having a Value in the aggregate of $60 million.

          "Optional Period" means the period beginning on the fifth anniversary of the Effective Date and ending on the tenth anniversary of the Effective Date.

          "Optional Securities" means Securities or Additional Securities purchased by Buyer pursuant to this Agreement at an Optional Closing during the Optional Period.

          "Outstanding Securities" means the total number of shares of the Company's issued and outstanding Common Stock and all shares of Common Stock (a) into which any issued and outstanding shares of preferred stock and any other securities exchangeable or convertible into Common Stock are exchangeable or convertible and (b) for which any issued, outstanding, and exercisable options or warrants to acquire Common Stock are then exercisable (all such calculations to include such Securities or Additional Securities to be issued at any Closing with respect to which Outstanding Securities is being calculated).

          "Purchase Price" means the price per share of Common Stock sold to Buyer as part of a sale of Securities under this Agreement and as set forth in
Section 3.2(iv).

          "Quoted Price" means the last reported sales price (rounded to the nearest cent) of the Common Stock as reported by the Nasdaq Stock Market, or if the Common Stock is listed on a national securities exchange, the last reported sales price of the Common Stock on such exchange (which shall be for consolidated trading if applicable to such exchange), or if neither so reported or listed, the last reported bid price of the Common Stock. In the absence of one or more such quotations, the Board of Directors of the Company shall determine the Current Market Price on the basis of such quotation as it in good faith determines appropriate.

          "Securities" means the shares of Common Stock and Warrants issued and sold to Buyer at Closing I and at Future Closings and Optional Closings, in accordance with the terms and conditions of this Agreement. At such Closings, the Company will issue and sell a number of Warrants (rounded to the nearest whole Warrant) equal to the number of shares of Common Stock purchased by Buyer times one-third. Securities shall not include Additional Securities.

          "Securities Act" means the Securities Act of 1933, as amended, and any successor Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

          "Value" means, in respect of Securities or Additional Securities sold to Buyer at a Closing, the total cash consideration paid by Buyer for such sale.

          "Warrants" means the Common Stock Purchase Warrants issued pursuant to the Warrant Agreement to Buyer in connection with the issuance and sale of Securities under this Agreement. Each Warrant purchased by Buyer will entitle Buyer to acquire one share of Common Stock at any time during the five years subsequent to such purchase at the Exercise Price.

                                   ARTICLE II

                         ISSUANCE AND SALE OF SECURITIES

          2.1 ISSUANCE AND SALE OF SECURITIES. Upon the terms set forth herein, during the Initial Period the Company will issue and sell to Buyer, and Buyer will purchase from the Company, for an aggregate purchase price of up to $60 million payable in immediately available funds and in separate Closings as provided in Section 3.1, Securities or Additional Securities or both. During the Optional Period, at the Company's option, Buyer agrees to purchase from the Company Optional Securities in accordance with the terms set forth below. After the Collaboration Agreement expires or terminates, Buyer shall not be required to purchase further Securities or Additional Securities pursuant to this Agreement.


                                   ARTICLE III

                                    CLOSINGS

          3.1 CLOSING. The closing of the sale and purchase of the Initial Securities shall take place in separate closings: (i) Closing I, at 4:00 p.m. New York time on the Effective Date simultaneously at the offices of the Company and Buyer or at such other time and place as the parties may agree, and (ii) Future Closings, subject to the conditions set forth in Section 3.4, on such dates and times specified by the Company upon not less than 45 trading days' written notice to the Buyer at the offices of the Company or at such other time and place as the parties may agree.

          The Optional Closings of the sale and purchase of any Optional Securities purchased under this Agreement shall take place in separate closings, on such dates and times specified by the Company during the Optional Period, subject to the conditions set forth in Sections 3.4 and 3.5, upon not less than 45 trading days' written notice by the Company to the Buyer or as such other time and place as the parties may agree.

          3.2 PURCHASE OF SECURITIES.

          (i) On the date of Closing I, subject to the satisfaction (or waiver) of the conditions set forth in Articles VI and VII, the Company shall issue and sell to Buyer and Buyer shall purchase from the Company 4,350,000 shares of Common Stock, and Buyer shall also receive 1,450,000 Warrants, for an aggregate purchase price of $42,934,500. Each Warrant will entitle Buyer to purchase one share of Common Stock at any time during the five years subsequent to Closing I at an Exercise Price of $9.87 per share, in accordance with the Warrant Agreement.

          (ii) During the Initial Period, if (x) the aggregate Value of Securities and Additional Securities purchased by Buyer pursuant to this Agreement is less than $60 million and (y) Buyer has not exceeded Buyer's Equity Limitations, the Company may issue and sell to Buyer, and Buyer shall purchase from the Company, Securities or Additional Securities to be determined by the Company with a Value up to the difference between $60 million and the aggregate Value of Securities or Additional Securities purchased in prior Closings, subject to satisfaction (or waiver) of the conditions set forth in Section 3.4 and Articles VI and VII.

          (iii) Subject to the Buyer's Equity Limitations, at any time after Closing I until the end of the Optional Period that the Company issues and sells Common Stock or other securities convertible or exchangeable into Common Stock through an underwritten public offering, within 60 days of the closing of such public offering, the Company may at its sole discretion notify Buyer that the Company will issue and sell to Buyer, and Buyer will purchase, the same securities offered and sold in the underwritten public offering on the same terms and conditions as other purchasers of the underwritten securities in lieu of Securities that otherwise could be issued and sold to Buyer under this Agreement; provided, however, that Buyer shall in no case be required to purchase Additional Securities equal to more than 25% of the securities sold to other purchasers of such securities pursuant to the registration statement filed with respect to the offering of the underwritten securities.

          (iv) The Purchase Price of Common Stock issued as part of a sale of Securities during the Initial Period shall be 122% of the Current Market Price. The Purchase Price of Common Stock issued as part of a sale of Securities during the Optional Period shall be the same as the Exercise Price of the Warrant issued as part of the sale of Securities.

          3.3 DOCUMENTS TO BE DELIVERED. At any Closing, the Company shall deliver to Buyer a certificate for the Securities being purchased by the Buyer hereunder dated the date thereof and registered in the name of Buyer, and the Buyer shall pay the purchase price for the Securities being purchased by the Buyer hereunder on such date by wire transfer to the Company of immediately available funds, in accordance with the Company's written wiring instructions, against delivery of duly executed certificates representing the Securities being purchased by the Buyer hereunder and the Company shall deliver such certificates against delivery of such purchase price.

          3.4 MINIMUM PURCHASE REQUIRED FOR FUTURE AND OPTIONAL CLOSINGS; LIMITATION. During the Initial Period, at any time until Buyer has purchased Securities or Additional Securities having a Value of $58 million, and throughout the Optional Period, Buyer will not be required to purchase and the Company will not be required to issue Securities or Additional Securities or otherwise conduct a Closing unless such Closing would result in Buyer purchasing at least 200,000 shares of Common Stock (or Additional Securities convertible into at least 200,000 shares of Common Stock) or paying at least $2 million in the aggregate for the purchase of Securities or Additional Securities at such Closing. In no event will Buyer be required to purchase Securities or Additional Securities under this Agreement more frequently than once in any calendar quarter.

          3.5 PURCHASE OF OPTIONAL SECURITIES. The Company and Buyer hereby agree that during the Optional Period, upon not less than 45 trading days' written notice ("Put Notice"), the Company may issue and sell to Buyer, and Buyer shall purchase from the Company, such amount of Optional Securities to be determined by the Company, subject to Buyer's Equity Limitations and the limitations set forth in Section 3.4 and in the Collateral Agreements (if any). The Company may, but shall not be required to, give a Put Notice at any time during the Optional Period, subject to the limitations contained in this Agreement. The Put Notice shall specify the date, time, and place of the Optional Closing and any other information that the Company deems relevant.

          3.6 LOCK UP. Buyer agrees that during the period beginning Closing I and ending on the third anniversary of such date (the "Lock-Up Period"), Buyer will not in any way sell or transfer any Securities or Additional Securities purchased by Buyer (except to a wholly-owned subsidiary or affiliate of Buyer, which shall agree to be bound by the provisions of this Agreement and the Collateral Agreements insofar as they apply hereto), provided, however, Buyer may sell or transfer such Securities or Additional Securities solely for the purpose of reducing Buyer's ownership to no more than 20% of the Outstanding Securities or 20% of the votes represented by the Company's securities.

          3.7 FURTHER AGREEMENTS REGARDING BUYER'S EQUITY LIMITATIONS.

          (i) During the term of this Agreement, Buyer hereby agrees that Buyer and its affiliates, including any of its pension plans or employee benefit plans, shall not purchase Common Stock or other equities of the Company convertible or exercisable into Common Stock other than pursuant to the terms and conditions of this Agreement. In addition, Buyer agrees that for itself and its affiliates, including any of its pension plans or employee benefit plans, that it will not, during the term of this Agreement or the Collateral Agreements (whichever is later), without the prior written consent of the Company, directly or indirectly, acquire or own beneficially and/or of record securities of the Company in excess of the Buyer's Equity Limitations.

          (ii) In the event Buyer directly or indirectly owns beneficially and/or of record securities of the Company in excess of the Buyer's Equity Limitations (as a result of no intentional act or fault of Buyer to exceed its Equity Limitations) and Buyer is in full compliance with the terms and conditions of this Agreement and the Collateral Agreements, subject to the limitations set forth in the next succeeding paragraph, then the Company shall purchase from the Buyer such number of shares of Common Stock and/or Warrants and/or or Additional Securities so that as a result of such purchase by the Company, the Buyer shall not own securities of the Company in excess of the Buyer's Equity Limitations. The Company shall have the sole discretion regarding the nature and amount of Warrants, Common Stock, or Additional Securities it purchases under this Section, provided, however, that the Company will purchase unregistered Common Stock before purchasing registered securities. The purchase price of any shares of Common Stock or other security convertible or exchangable into Common Stock purchased by the Company pursuant to this Section 3.7(ii) shall equal or be determined in the same manner as the then Current Market Price and the purchase price of any Warrants purchased by the Company from the Buyer pursuant to this Section 3.7(ii) shall equal the value of the Warrants determined in accordance with the Black-Scholes model of warrant pricing as set forth in Appendix A.

          (iii) The Company shall not be required to purchase any shares of Common Stock and/or Warrants and/or Additional Securities pursuant to Section 3.7(ii) in the event that Buyer owns securities of the Company in excess of Buyer's Equity Limitations as a result of the Company purchasing or retiring shares of its outstanding capital stock.


                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company hereby represents and warrants to Buyer as of the Effective Date, as of the date of any future closings with respect to Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 (for the period since the most recent Company SEC report), and 4.10 (except as disclosed in the Company SEC Reports), and 4.11 (except as disclosed in the Company SEC Reports), and as of the date of any applicable Optional Closing as follows:

          4.1 ORGANIZATION AND STANDING. The Company has been duly incorporated and is validly existing and in good standing under the laws of the State of New York with the corporate power and corporate authority to own and lease its property, to conduct its business as conducted by it in the manner described in the Company SEC Reports (as defined) and to execute and deliver this Agreement and each of the Collateral Agreements. The Company has corporate power and authority to perform and to carry out the transactions contemplated by this Agreement and each of the Collateral Agreements. The Company is qualified to do business and is in good standing in the State of New York.

          4.2 CAPITALIZATION. As of April 30, 1997, the authorized capital stock of the Company consisted of the following: (a) 60,000,000 shares of Common Stock, of which (i) 20,855,186 shares were issued and outstanding, (ii) 4,335,824 shares were reserved for future issuance upon conversion of the Class A Common Stock, each share of the Class A Common Stock being convertible into one share of Company Common Stock, (iii) 3,328,165 shares were reserved for future issuance under the Company's 1990 Amended and Restated Long-Term Incentive Plan, and (iv) 807,400 shares were reserved for future issuance in accordance with certain warrants issued to Amgen Inc. and Medtronic, Inc.; (b) 40,000,000 shares of Class A Common Stock, of which 4,335,824 were issued and outstanding; and (c) 30,000,000 shares of Preferred Stock, (i) none of which were issued and outstanding, and (ii) 100,000 shares of which are reserved for issuance as Series A Junior Participating Preferred Stock in accordance with the Rights Agreement dated as of September 20, 1996. Except as set forth in the Company SEC Reports, no material change in such capitalization has occurred between April 30, 1997 and the date hereof. All of the issued and outstanding shares of Common Stock, Class A Common Stock, and Preferred Stock have been duly authorized, and all of the issued and outstanding shares of the Common Stock and the Class A Common Stock are validly issued and are fully paid and non-assessable. Except as set forth in the Company SEC Reports or as provided in this Agreement, there is not, nor upon the consummation of the transactions contemplated herein, will there be (i) any subscription, warrant, option, convertible security, or any other right (contingent or otherwise) to purchase or acquire any shares of the capital stock of the Company, (ii) any commitment of the Company to issue any subscription, warrant, option, convertible security, or other such right or to issue or distribute to holders of any share of its capital stock any evidence of indebtedness or assets of the Company, or (iii) any obligation of the Company (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as set forth in the Company SEC Reports or as provided in this Agreement, no person is entitled to, nor upon the consummation of the transactions contemplated thereby will any person be entitled to (i) any preemptive or similar right with respect to the issuance of any capital stock of the Company, or (ii) any rights with respect to the registration of any capital stock of the Company under the Securities Act.

          4.3 ISSUANCE OF SECURITIES. As of the time of Closing I, the issuance, sale, and delivery of up to $60 million of Securities under this Agreement have been duly authorized and the Securities have been reserved for issuance by all necessary corporate action on the part of the Company (no consent or approval of the shareholders of the Company being required by law, by the Restated Certificate of Incorporation or Bylaws of the Company, or the qualification criteria of the Nasdaq National Market), and the Securities, when so issued, sold, and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid, and non-assessable and not subject to preemptive or any other similar rights of the shareholders of the Company or others and free, at time of issuance, of all restrictions on transfer subject to restrictions on transfer imposed by applicable federal and state securities laws.

          4.4 AUTHORITY FOR AGREEMENT. The execution, delivery, and performance by the Company of this Agreement and each of the Collateral Agreements have been duly authorized by all necessary corporate action, and this Agreement and each of the Collateral Agreements have been duly executed and delivered and constitute valid and binding obligations of the Company enforceable in accordance with their respective terms, subject to bankruptcy or equitable laws that might affect the enforceability of this Agreement and each of the Collateral Agreements. The execution and delivery by the Company of this Agreement and each of the Collateral Agreements, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance and sale of the Securities), will not violate any provision of law and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or result in the creation of any lien, security interest, charge, or encumbrance upon any of the properties, assets or outstanding capital stock of the Company, under the Company's Restated Certificate of Incorporation or Bylaws or any indenture, lease, agreement, or other instrument to which the Company is a party or by which it or any of its properties is bound, or any decree, judgment, order, statute, rule, or regulation applicable to the Company.

          4.5 GOVERNMENTAL CONSENTS. No consent, approval, order, or authorization of, or registration, qualification, designation, declaration, or filing with, any governmental or regulatory authority is required on the part of the Company in connection with the execution and delivery of this Agreement and each of the Collateral Agreements, and the consummation of the transactions contemplated hereby and thereby (including, without limitation, the offer, issue, sale, and delivery of the Securities), except such filings as shall have been made or consents or approvals obtained prior to and which shall be effective on and as of the Closing.

          Based on the representations and warranties made by Buyer in Article V of this Agreement, the offer and sale of the Shares to Buyer will be in compliance with applicable federal and state securities laws.

          4.6 LITIGATION. Except as set forth in the Company SEC Reports, there are no material actions, suits, proceedings, or investigations, either at law or in equity, or before any commission or other administrative authority in any United States or foreign jurisdiction, of any kind now pending or, to the best of the Company's knowledge, threatened or proposed involving the Company or any of its properties or assets or which questions the validity or legality of the transactions contemplated hereby, or to the Company's actual knowledge, against its employees or consultants with respect to the Company's business.

          4.7 SEC FILINGS; FINANCIAL STATEMENTS.

          (a) The Company has filed all forms, reports and documents required to be filed with the Commission since May 9, 1997 (collectively, the "Company SEC Reports"). The Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) Each of the financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each was complete and correct in all material respects and presented fairly in all material respects presented the financial position of the Company as at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

          4.8 BROKERS. No broker, finder, or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

          4.9 NO UNDISCLOSED LIABILITIES. The Company does not have any material liabilities (absolute, accrued, contingent, or otherwise) except liabilities in the aggregate adequately provided for in the Company's unaudited balance sheet (including any related notes thereto) for the quarter ended March 31, 1997 included in the Company's Quarterly Report on Form 10-Q for the quarter year ended March 31, 1997 (the "March 31, 1997 Balance Sheet").

          4.10 ABSENCE OF CHANGES. Since May 9, 1997, there has been no material adverse change in the financial condition, business, operations, or assets of the Company.

          4.11 NO DEFAULTS. The Company is not in default (a) under its Restated Certificate of Incorporation or Bylaws, each as amended or restated to date, or any indenture, mortgage, lease agreement, contract, purchase order or other instrument to which it is a party or by which it or any of its property is bound or affected or in violation of (b) any order, writ, injunction or decree of any court of any federal, state, municipal, or other governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, which defaults, either singly or in the aggregate, would have a material adverse effect on the Company. At the time of the Closing, to the best knowledge of the Company, there will exist no condition, event, or act which constitutes, or which after notice, lapse of time or both would constitute, a material default under any of the foregoing which, either singly or in the aggregate, would have a material adverse effect on the Company.

          4.12 OFFERINGS. Except as contemplated by this Agreement or the Company's 1990 Amended and Restated Long-Term Incentive Plan or as otherwise disclosed by the Company to Buyer, the Company does not have any current plans or intentions to issue any shares of its capital stock or any other securities or any securities convertible or exchangeable into shares of Common Stock or any other securities.


                                    ARTICLE V

                   REPRESENTATIONS AND WARRANTIES OF THE BUYER

          Buyer hereby represents and warrants to the Company as follows:

          5.1 LEGAL POWER. Buyer has the requisite legal power to enter into this Agreement and the Collateral Agreements, to purchase the Securities and or Additional Securities hereunder, and to carry out and perform its obligations under the terms of this Agreement and the Collateral Agreements.

          5.2 DUE EXECUTION. This Agreement and the Collateral Agreements have been duly authorized, executed, and delivered by Buyer, and, upon due execution and delivery by the Company, this Agreement and the Collateral Agreements will be valid and binding agreements on Buyer enforceable in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies and compliance with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

          5.3 INVESTMENT REPRESENTATIONS.

          (a) Buyer is acquiring the Securities for its own account, not as nominee or agent, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

          (b) Buyer understands that (i) the Securities have not been registered under the Securities Act by reason of a specific exemption therefrom, that they must be held by it indefinitely, and that it must, therefore, bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration; and
(ii) each certificate representing the Securities will be endorsed with the restrictive legend set forth in the Registration Rights Agreement.

          (c) Buyer is aware of the provisions of Rule 144 promulgated under the Securities Act which permits limited resale of shares purchased in a private placement (i) by non-affiliates of a company not less than two (2) years after such non-affiliate had purchased and paid for the security to be sold, or (ii) subject to the satisfaction of certain conditions, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than one (1) year after a party has purchased and paid for the security to be sold, the sale being through a "broker's transaction" or in transactions directly with a "market maker" (as provided by Rule 144(f)) and the number of shares being sold during any three-month period not exceeding specified limitations.

          5.4 BROKERAGE. There are no claims for brokerage commissions, finders fees, or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.


                                   ARTICLE VI

                         CONDITIONS TO CLOSING OF BUYER

          Buyer's obligation to purchase Securities at Closing I and at any Optional Closing in respect of the purchase and sale of Securities is subject to the fulfillment to Buyer's satisfaction, at or prior to Closing I, as of the date of any future closings with respect to Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 (for the period since the most recent Company SEC report), and 4.10 (except as disclosed in the Company SEC Reports), and 4.11 (except as disclosed in the Company SEC Reports), and any applicable Optional Closing, of all of the following conditions, any of which may be waived by Buyer:

          6.1 REPRESENTATIONS AND WARRANTIES TRUE; PERFORMANCE OF OBLIGATIONS. The representations and warranties made by the Company in Article IV hereof shall be true and correct on the date of the Closing with the same force and effect as if they had been made on and as of said date; and the business, financial condition, operations, and assets of the Company shall not have been adversely affected in any material way prior to the Closing.

          6.2 COLLATERAL AGREEMENTS. The Company and Buyer shall have entered into a Collaboration Agreement substantially in the form of Exhibit A hereto, a Warrant Agreement substantially in the form of Exhibit B hereto, and a Registration Rights Agreement substantially in the form of Exhibit C hereto.

          6.3 OPINION OF THE COMPANY'S COUNSEL. Buyer shall have received from the General Counsel to the Company, an opinion letter substantially in the form attached hereto as Exhibit C, addressed to it, dated the date of the Closing. In rendering the opinion called for under this Section 6.3, counsel may rely as to factual matters on certificates of public officials, officers of the Company, and officers of Buyer.

          6.4 PROCEEDINGS AND DOCUMENTS. All corporate and other proceedings in connection with the transactions required to be performed under this Agreement at the Closing and all documents and instruments incident to such transactions shall have been reasonably approved by Buyer and Buyer shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

                                   ARTICLE VII

                      CONDITIONS TO CLOSING OF THE COMPANY

          The Company's obligations to issue and sell the Securities or Additional Securities at each Closing is subject to the fulfillment to the Company's satisfaction, on or prior to each Closing, of the following conditions, any of which may be waived by the Company:

          7.1 REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties made by Buyer in Article 4 hereof shall be true and correct on the date of the Closing, with the same force and effect as if they had been made on and as of said date.

          7.2 PERFORMANCE OF OBLIGATIONS. Buyer shall have performed and complied with all agreements and conditions herein required to be performed or complied with by it on or before the Closing.

          7.3 QUALIFICATIONS, LEGAL INVESTMENT. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required to be obtained prior to or at the Closing in connection with the lawful sale and issuance of the Securities or Additional Securities pursuant to this Agreement shall have been duly obtained and shall be effective on and as of the Closing. At the time of the Closing, the sale and issuance of the Securities or Additional Securities shall be legally permitted by all laws and regulations to which Buyer and the Company are subject.

          7.4 COLLATERAL AGREEMENTS. The Company and Buyer shall have entered into a Collaboration Agreement substantially in the form of Exhibit A hereto, a Warrant Agreement substantially in the form of Exhibit B hereto, and a Registration Rights Agreement substantially in the form of Exhibit C hereto.


                                  ARTICLE VIII

                                  MISCELLANEOUS

          8.1 GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the State of New York.

          8.2 SURVIVAL. The representations, warranties, covenants and agreements made herein shall survive the Closing for the period prescribed by the applicable statute of limitations. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder as of the date of such certificate or instrument.

          8.3 SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit or, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

          8.4 ENTIRE AGREEMENT. This Agreement, the Exhibits hereto, and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement along the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants or agreements except as specifically set forth herein or therein. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parities hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

          8.5 SEPARABILITY. In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall to the extent practicable, be modified so as to make it valid, legal and enforceable and to retain as nearly as practicable the intent of the parties, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          8.6 AMENDMENT AND WAIVER. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely), only with the written consent of the Company and Buyer.

          8.7 DELAYS OR OMISSIONS. No reasonable delay or omission to exercise any right, power or remedy accruing to Buyer upon any breach, default or noncompliance of the Company under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on Buyer's part of any breach, default or noncompliance under this Agreement or any waiver on Buyer's part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing, and that all remedies, either under this Agreement, by law, or otherwise afforded to buyer, shall be cumulative and not alternative.

          8.8 NOTICES, ETC. Any notices or communications provided for in this Agreement to be made by either of the Parties to the other shall be in writing, in English, and shall be made by prepaid air mail with return receipt addressed to the other at its address set forth below. Any such notice or communication may also be given by hand or facsimile to the appropriate designation with confirmation of receipt. Either Party may by like notice specify an address to which notices and communications shall thereafter be sent. Notices sent by mail shall be effective upon receipt; notices given by hand shall be effective when delivered.

          Notices for Regeneron shall be sent to:

               Regeneron Pharmaceuticals, Inc.
               Attn:  Corporate Secretary
               777 Old Saw Mill River Road
               Tarrytown, New York  10591-6707

          With copy to:

               Regeneron Pharmaceuticals, Inc.
               Attn:  General Counsel
               777 Old Saw Mill River Road
               Tarrytown, New York  10591-6707

          Notices for Procter & Gamble shall be sent to:

               Procter & Gamble Pharmaceuticals, Inc.
               Attn:  President
               One Procter & Gamble Plaza
               Cincinnati, Ohio  45202

          With copy to:

               Procter & Gamble Pharmaceuticals, Inc.
               Attn:  Associate General Counsel
               Blue Ash Office Center
               10200 Alliance Road
               Cincinnati, Ohio  45242-4716

          8.9 TITLES AND SUBTITLES. The titles of the paragraphs and subparagraphs of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

          8.10 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument. The foregoing Agreement is hereby executed as of the date first above written.


          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first written above.

REGENERON PHARMACEUTICALS, INC.             THE PROCTER & GAMBLE COMPANY


    /S/LEONARD S. SCHLEIFER                     /S/G. GILBERT CLOYD
By:--------------------------------         By:--------------------------------

                                   APPENDIX A

For Securities sold during the Optional Period, the Exercise Price of the Warrant shall be determined such that the excess of the Exercise Price over the Current Market Price equals one-third of the value of the Warrant, rounded to the nearest whole cent. The value of the Warrant shall be determined using the Black-Scholes model with the following values:

TERM OF WARRANT:  Five years

STOCK PRICE:      Current Market Price

DIVIDEND:         The actual cash dividend per share of Common Stock paid by the
Company in the immediately prior twelve months

INTEREST RATE: The interest rate on 5-year Treasury notes as reported in The Wall Street Journal on the last trading day used to calculate Current Market Price or, if no such rate is reported for that date, the last day prior to that date for which such an interest rate is reported. The interest rate shall be the effective yield on Treasury notes maturing in the same month five years from the date of calculation or the average of such yields if more than one yield is reported for that month or the average of the yields for the months closest to the date of calculation if no yields are reported for that month.

VOLATILITY: The actual volatility of daily closing bid prices of Common Stock during the three full calendar years immediately preceding the year in which the Closing in question occurs.


EXAMPLE (for illustration only):
If the Current Market Price of Common Stock is $8.50 and the interest rate (calculated as above) is 6.75%, and the volatility (calculated as above) is 80%, then for an Exercise Price of a Warrant of $10.35, the value of a Warrant would be $5.56 (per Black-Scholes) and (1) the excess of the Exercise Price over the Current Market Price would be $1.85 [$10.35 - $8.50] and (2) one-third of the value of the Warrant equals $1.85 [$5.56 / 3].

         THIS WARRANT AGREEMENT (the "Agreement") is dated as of May 13, 1997 and entered into by and between Regeneron Pharmaceuticals, Inc., a New York corporation (the "Company"), and The Procter & Gamble Company, an Ohio corporation ("Procter & Gamble").

          WHEREAS, the Company proposes to issue to Procter & Gamble, or its designee, Common Stock Purchase Warrants, as hereinafter described (the "Warrants"), to purchase shares of Common Stock, $.001 par value (the "Common Stock"), of the Company (the Common Stock issuable on exercise of the Warrants being referred to herein as the "Warrant Shares"), pursuant to a Securities Purchase Agreement dated as of the date hereof (the "Securities Purchase Agreement").

          NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

          SECTION 1. Warrant Certificates. The certificates evidencing the Warrants (the "Warrant Certificates") to be delivered pursuant to this Agreement shall be in registered form only and shall be substantially in the form set forth in EXHIBIT A attached hereto.

          SECTION 2. Execution of Warrant Certificates. Warrant Certificates shall be signed on behalf of the Company by its Chairman of the Board or its President or a Vice President and by its Secretary or an Assistant Secretary under its corporate seal. Each such signature upon the Warrant Certificates may be in the form of a facsimile signature of the present or any future Chairman of the Board, President, Vice President, Secretary or Assistant Secretary and may be imprinted or otherwise reproduced on the Warrant Certificates and for that purpose the Company may adopt and use the facsimile signature of any person who shall have been Chairman of the Board, President, Vice President, Secretary, or Assistant Secretary, notwithstanding the fact that at the time the Warrant Certificates shall be delivered or disposed of he shall have ceased to hold such office.

          In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer before the Warrant Certificates so signed shall have been disposed of by the Company, such Warrant Certificates nevertheless may be delivered or disposed of as though such person had not ceased to be such officer of the Company; and any Warrant Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Warrant Certificate, shall be a proper officer of the Company to sign such Warrant Certificate, although at the date of the execution of this Warrant Agreement any such person was not such officer.

          SECTION 3. Registration. The Company shall number and register the Warrant Certificates in a register as they are issued.

          SECTION 4. Registration of Transfers and Exchanges. The Company shall from time to time register the transfer of any outstanding Warrant Certificates in a Warrant register to be maintained by the Company upon surrender of such Warrant Certificates accompanied by a written instrument or instruments of transfer in form satisfactory to the Company, duly executed by the registered holder or holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney. Upon any such registration of transfer, a new Warrant Certificate shall be issued to the transferee(s) and the surrendered Warrant Certificate shall be cancelled and disposed of by the Company.

          The Warrant holders agree that each certificate representing Warrant Shares will bear the following legend:

         "THIS WARRANT AND THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL, IN THE CASE OF THE SHARES, SUCH SHARES ARE REGISTERED UNDER SUCH ACT OR, IN THE CASE OF THIS WARRANT AND THE SHARES, AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY IS OBTAINED TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED."

          The Warrant holders further agree that they shall not offer, sell, or otherwise transfer the Warrants or Warrant Shares in violation of the foregoing legend.

          Warrant Certificates may be exchanged at the option of the holder(s) thereof, when surrendered to the Company at its office for another Warrant Certificate or other Warrant Certificates of like tenor and representing in the aggregate a like number of Warrants. Warrant Certificates surrendered for exchange shall be cancelled and disposed of by the Company.

          In the event that a holder of Warrants (a "Selling Holder") desires to transfer all or any part of its ownership of Warrants, the Company shall have the following right of first refusal exercisable in connection with any such transfer. The Selling Holder shall give the Company written notice specifying the identify of the proposed purchasers, the number of Warrants to be sold, the proposed purchase price, and the terms of the proposed purchase (the "Notice"). The Company shall have fifteen (15) days from the date of receiving the Notice within which to exercise the right to acquire all or part of the Warrants that are being offered at the price and upon the terms set forth in the Notice. Such right shall be exercisable by written notice to the Selling Holder. If the Company elects to purchase all or any part of the Warrants described in the Notice, the Selling Holder shall consummate such transaction within thirty (30) days form the date of the Notice, provided, in the event that the Company elects to exercise its right to purchase part of the Warrants proposed to be sold in the Notice, that such purchase would not decrease the price of each remaining Warrant proposed to be sold in the Notice. If the Company does not elect to purchase all or any part of such offered Warrants, then within sixty (60) days from the date of the Notice, the Selling Holder may transfer all or part of such Warrants to the proposed purchaser(s) on the terms and at the purchase price specified in the Notice.

          Subject to the foregoing right of first refusal of the Company and the provisions of this Agreement, any holder may transfer all or any part of its ownership of Warrants, provided that such sale, assignment, pledge, mortgage, transfer or other disposition is not being made to an entity in the pharmaceutical or biotechnology business, unless more than 50% of the voting control of such entity is owned by the transferring holder. Notwithstanding the foregoing, any holder of Warrants may transfer its Warrants to any wholly-owned affiliate or subsidiary of such holder, whether now in existence or hereafter created, formed or organized.

          SECTION 5. Warrants; Exercise of Warrants. A Warrant may be exercised upon surrender to the Company at its office designated for such purpose (the address of which is set forth in Section 13 hereof) of the certificate or certificates evidencing the Warrants to be exercised with the form of election to purchase duly filled in and signed, which signature shall be guaranteed by a bank or trust company having an office or correspondent in the United States or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc., and upon payment to the Company of the exercise price (the "Exercise Price") which will be set forth in Warrant Certificate, a form of which is attached hereto as Exhibit A, subject to adjustment pursuant to Section 10, for the number of Warrant Shares in respect of which such Warrants then exercised. Payment of the aggregate Exercise Price shall be made in cash or by certified or official bank check payable to the order of the Company.

          Subject to the provisions of Section 6 hereof, upon such surrender of Warrants and payment of the Exercise Price the Company shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of the holder and in such name or names as the Warrant holder may designate, a certificate or certificates for the number of full Warrant Shares issuable upon the exercise of such Warrants together with cash as provided in Section 11; provided, however, that if any reclassification, consolidation, merger or lease or sale of assets is proposed to be effected by the Company as described in subsection (l) of Section 10 hereof, or a tender offer or an exchange offer for shares of Common Stock of the Company shall be made, upon such surrender of Warrants and payment of the Exercise Price as aforesaid, the Company shall, as soon as possible, but in any event not later than two business days thereafter, issue and cause to be delivered the full number of Warrant Shares issuable upon the exercise of such Warrants in the manner described in this sentence together with cash as provided in Section 11. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of such Warrants and payment of the Exercise Price.

          The Warrants shall be exercisable, at the election of the holders thereof, either in full or from time to time in part and, in the event that a certificate evidencing Warrants is exercised in respect of fewer than all of the Warrant Shares issuable on such exercise at any time prior to the date of expiration of the Warrants, a new certificate evidencing the remaining Warrant or Warrants will be issued and delivered pursuant to the provisions of this Section and of Section 2 hereof.

          All Warrant Certificates surrendered upon exercise of Warrants shall be cancelled and disposed of by the Company. The Company shall keep copies of this Agreement and any notices given or received hereunder available for inspection by the holders during normal business hours at its office.

          SECTION 6. Payment of Taxes. The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of Warrant Shares upon the exercise of Warrants.

          SECTION 7. Mutilated or Missing Warrant Certificates. In case any of the Warrant Certificates shall be mutilated, lost, stolen or destroyed, the Company may in its discretion issue, in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent number of Warrants, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of such Warrant Certificate and indemnity, if requested, also reasonably satisfactory to it. Applicants for such substitute Warrant Certificates shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.

          SECTION 8. Reservation of Warrant Shares. The Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock or its authorized and issued Common Stock held in its treasury, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of the Warrants, the maximum number of shares of Common Stock which may then be deliverable upon the exercise of all the outstanding Warrants.

          The Company or, if appointed, the transfer agent for the Common Stock (the "Transfer Agent") and every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of any of the rights of purchase aforesaid will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company will keep a copy of this Agreement on file with the Transfer Agent and with every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by the Warrants. The Company will furnish such Transfer Agent a copy of all notices of adjustments and certificates related thereto, transmitted to each holder pursuant to Section 12 hereof.

          Before taking any action which would cause an adjustment pursuant to
Section 10 hereof to reduce the Exercise Price below the then par value (if any) of the Warrant Shares, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares at the Exercise Price as so adjusted.

          The Company covenants that all Warrant Shares which may be issued upon exercise of Warrants will, upon issue, be fully paid, nonassessable, free of preemptive rights and free from all documentary stamp taxes, liens, charges and security interests with respect to the issue thereof.

          SECTION 9. Obtaining Stock Exchange Listings. The Company will from time to time take all action which may be necessary so that the Warrant Shares, immediately upon their issuance upon the exercise of Warrants, will be listed on the principal securities exchanges and markets within the United States of America, if any, on which other shares of Common Stock are then listed.

          SECTION 10. Adjustment of Exercise Price and Number of Warrant Shares Issuable. The Exercise Price and the number of Warrant Shares issuable upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 10. For purposes of this
Section 10, "Common Stock" means shares now or hereafter authorized of any class of common stock of the Company and any other stock of the Company, however designated, that has the right (subject to any prior rights of any class or series of preferred stock) to participate in any distribution of the assets or earnings of the Company without limit as to per share amount, including, without limitation, the Class A Common Stock, par value $.001, of the Company.

          (a) Adjustment for Change in Capital Stock.

          If the Company:

          (1) pays a dividend or makes a distribution on its Common Stock in shares of its Common Stock;

          (2) subdivides its outstanding shares of Common Stock into a greater number of shares; or

          (3) combines its outstanding shares of Common Stock into a smaller number of shares;

then the Exercise Price in effect immediately prior to such action shall then be adjusted in accordance with the formula:

                                    0
                                   ---
                        E1 = E x A

Where:

         E1 =  the adjusted Exercise Price

         E =   the current Exercise Price

         O = the number of shares of Common Stock outstanding prior to such action

         A = the number of shares of Common Stock outstanding immediately after such action

          In the case of a dividend or distribution the adjustment shall become effective immediately after the record date for determination of holders of shares of Common Stock entitled to receive such dividend or distribution, and in the case of a subdivision or combination, the adjustment shall become effective immediately after the effective date of such corporate action.

          If after an adjustment a holder of a Warrant upon exercise of it may receive shares of two or more classes of capital stock of the Company, the Company shall determine the allocation of the adjusted Exercise Price between the classes of capital stock. After such allocation, the exercise privilege, the number of shares issuable upon such exercise, and the Exercise Price of each class of capital stock shall thereafter be subject to adjustment on terms comparable to those applicable to Common Stock in this Section 10.

          Such adjustment shall be made successively whenever any event listed above shall occur.

          (b) Adjustment for Rights Issue.

          If the Company distributes any rights, options or warrants to all holders of its Common Stock entitling them at any time after the record date mentioned below to purchase shares of Common Stock at a price per share less than the Current Market Price (as defined in SECTION 10(f)) per share of Common Stock on that record date, the Exercise Price shall be adjusted in accordance with the formula:

                                        N x P
                                    O + -----
                                        M
                             E1 = E x -----
                                      O + N

where:

          E1 = the adjusted Exercise Price.

          E = the current Exercise Price.

          O = the number of shares of Common Stock outstanding on the record date.

          N = the number of additional shares of Common Stock issuable upon exercise of the rights, options or warrants offered.

          P = the exercise price per share of the additional shares issuable upon exercise of the rights, options or warrants.

          M = the Current Market Price per share of Common Stock on the record date.

          The adjustment shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the record date for the determination of stockholders entitled to receive the rights, options or warrants. If at the end of the period during which such rights, options or warrants are exercisable, not all rights, options or warrants shall have been exercised, the Exercise Price shall be immediately readjusted to what it would have been if "N" in the above formula had been the number of shares actually issued.

          (c) Adjustment for other Distributions.

          If the Company distributes to all holders of its Common Stock any of its assets (including but not limited to securities and cash), debt securities, capital stock, or any rights or warrants to purchase assets, debt securities, capital stock, or other securities of the Company, the Exercise Price shall be adjusted in accordance with the formula:

                                     M - F
                            E1 = E x _______
                                       M

where:

          E1 = the adjusted Exercise Price.

          E = the current Exercise Price.

          M = the Current Market Price per share of Common Stock on the record date mentioned below.

          F = the fair market value on the record date of the assets, debt securities, capital stock or rights or warrants applicable to one share of Common Stock. The Board of Directors shall determine the fair market value.

          The adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive the distribution.

          This subsection does not apply to (i) dividends, distributions, combinations or issuances referred to in subsection (a) of this Section 10, (ii) rights, options or warrants referred to in subsection (b) of this Section 10, or
(iii) non-extraordinary quarterly cash dividends distributed to all holders of Common Stock.

          (d) Adjustment for Common Stock Issue.

          If the Company issues shares of Common Stock for a consideration per share less than the Current Market Price per share of Common Stock on the date the Company fixes the offering price of such additional shares, the Exercise Price shall be adjusted in accordance with the formula:

                                               P
                                          O + ____
                                               M
                                     E1 = E x
                                              _____
                                               A

where:

          E 1= the adjusted Exercise Price.

          E = the then current Exercise Price.

          O = the number of shares outstanding immediately prior to the issuance of such additional shares.

          P = the aggregate consideration received for the issuance of such additional shares.

          M = the Current Market Price per share of Common Stock on the date of issuance of such additional shares.

          A = the number of shares outstanding immediately after the issuance of such additional shares.

          The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance.

          This subsection (d) does not apply to:

          (1) the exercise of Warrants,

          (2) rights, options, warrants or other distributions referred to in subsections (b), (c) or (e) of this Section 10,

          (3) Common Stock issued to the Company's directors, employees and non-employee service providers under bona fide benefit plans adopted by the Board of Directors and approved by the holders of Common Stock when required by law, if such Common Stock would otherwise be covered by this subsection (d),

          (4) Common Stock issued in a bona fide public offering pursuant to a firm commitment underwriting, or

          (5) issuances of shares of Common Stock for a consideration per share less than 100%, but greater than 92%, of the Current Market Price per share of Common Stock on the date the Company fixes the offering price of such additional shares.

          (e) Adjustment for Convertible Securities Issue.

          If the Company issues any securities convertible into or exchangeable for Common Stock (other than securities issued in transactions described in subsections (b) and (c) of this Section 10) for a consideration per share of Common Stock initially deliverable upon conversion or exchange of such securities less than the Current Market Price per share of Common Stock on the date of issuance of such securities, the Exercise Price shall be adjusted in accordance with this formula:

                                                P
                                          O + _____
                                                M
                                   E1 = E x _______
                                            O + D

where:

          E1 = the adjusted Exercise Price.

          E = the then current Exercise Price.

          O = the number of shares outstanding immediately prior to the issuance of such securities.

          P = the aggregate consideration received for the issuance of such securities.

          M = the Current Market Price per share of Common Stock on the date of issuance of such securities.

          D = the maximum number of shares deliverable upon conversion or in exchange for such securities at the initial conversion or exchange rate.

          The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance.

          If all of the Common Stock deliverable upon conversion or exchange of such securities have not been issued when such securities are no longer outstanding, then the Exercise Price shall promptly be readjusted to the Exercise Price which would then be in effect had the adjustment upon the issuance of such securities been made on the basis of the actual number of shares of Common Stock issued upon conversion or exchange of such securities.

          This subsection (e) does not apply to convertible securities issued in a bona fide public offering pursuant to a firm commitment underwriting, nor does this subsection apply to issuances of any securities convertible into or exchangeable for Common Stock for a consideration per share of Common Stock initially deliverable upon conversion or exchange of such securities less than 100%, but greater than 92%, of the Current Market Price per share of Common Stock on the date of issuance of such securities.

          (f) Current Market Price.

          As used in this Agreement, the "Current Market Price" means the average (rounded to the nearest cent) of the Quoted Price of the Common Stock for the 30 consecutive trading days commencing 45 trading days before (and not including) the date in question. The "Quoted Price" of the Common Stock is the last reported sales price of the Common Stock as reported by Nasdaq National Market, or if the Common Stock is listed on a national securities exchange, the last reported sales price of the Common Stock on such exchange (which shall be for consolidated trading if applicable to such exchange), or if neither so reported or listed, the last reported bid price of the Common Stock. In the absence of one or more such quotations, the Board of Directors of the Company shall determine the Current Market Price on the basis of such quotations as it in good faith considers appropriate.

          (g) Consideration Received.

          For purposes of any computation respecting consideration received pursuant to subsections (d) and (e) of this Section 10, the following shall apply:

          (1) in the case of the issuance of shares of Common Stock for cash, the consideration shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions, discounts or other expenses incurred by the Company for any underwriting of the issue or otherwise in connection therewith;

          (2) in the case of the issuance of shares of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined in good faith by the Board of Directors (irrespective of the accounting treatment thereof), whose determination shall be conclusive, and described in a Board resolution; and

          (3) in the case of the issuance of securities convertible into or exchangeable for shares, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof (the consideration in each case to be determined in the same manner as provided in clauses (1) and (2) of this subsection).

          (h) When De Minimis Adjustment May Be Deferred.

          No adjustment in the Exercise Price need be made unless the adjustment would require an increase or decrease of at least 1% in the Exercise Price. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment.

          All calculations under this Section shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

          (i) When No Adjustment Required.

          No adjustment need be made for a transaction referred to in subsections (a), (b), (c), (d) or (e) of this Section 10 if Warrant holders are to participate in the transaction on a basis and with notice that the Board of Directors determines to be fair and appropriate in light of the basis and notice on which holders of Common Stock participate in the transaction.

          No adjustment need be made for any issuances pursuant to the Securities Purchase Agreement dated May 13, 1997.

          No adjustment need be made for rights to purchase Common Stock pursuant to a Company plan for reinvestment of dividends or interest.

          No adjustment need be made for a change in the par value or no par value of the Common Stock.

          If the Company distributes or issues rights to all holders of its Common Stock pursuant to a shareholder rights plan, then no adjustment shall be made pursuant to this SECTION 10 upon such distribution or issuance if, upon exercise of the Warrants, each holder thereof receives the same type and number of unexpired rights it would have received (as adjusted for any event described in Section 10(a) or 10(l)) had it exercised its Warrants, and been a holder of the Warrant Shares issuable upon exercise thereof, prior to the record date for such distribution or issuance.

          To the extent Warrants become convertible into cash, no adjustment need be made thereafter as to the cash. Interest will not accrue on the cash.

          (j) Notice of Adjustment.

          Whenever the Exercise Price is adjusted, the Company shall provide the notices required by Section 12 hereof.

          (k) Voluntary Reduction.

          The Company from time to time may reduce the Exercise Price by any amount for any period of time if the period is at least 20 days and if the reduction is irrevocable during the period; provided, however, that in no event may the Exercise Price be less than the par value of a share of Common Stock.

          Whenever the Exercise Price is reduced pursuant to subsection 10(k), the Company shall mail to Warrant holders a notice of the reduction. The Company shall mail the notice at least 15 days before the date the reduced Exercise Price takes effect. The notice shall state the reduced Exercise Price and the period it will be in effect.

          A reduction of the Exercise Price does not change or adjust the Exercise Price otherwise in effect for purposes of subsections (a), (b), (c),
(d) and (e) of this Section 10.

          (l) Reorganization of Company.

          If any reclassification of the Common Stock of the Company or any consolidation or merger of the Company with another entity, or the sale or lease of all or substantially all of the Company's assets to another entity shall be effected in such a way that holders of the Common Stock of the Company shall be entitled to receive stock, securities or assets with respect to or in exchange for such Common Stock, then, as a condition precedent to such reclassification, consolidation, merger, sale or lease, lawful and adequate provisions shall be made whereby the Warrant holder shall thereafter have the right to purchase and receive upon the basis and the terms and conditions specified in this Agreement and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable in such reclassification, consolidation, merger, sale or lease with respect to or in exchange for the number of shares of Common Stock purchasable and receivable upon the exercise of the rights represented hereby had such rights been exercised immediately prior thereto, and in any such case appropriate provision shall be made with respect to the rights and interests of the holders of the Warrants to the end that the provisions hereof (including without limitation provisions for adjustments of the Exercise Price and of the number of shares of Common Stock purchasable and receivable upon the exercise of the Warrant) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company will not effect any such reclassification, consolidation, merger, sale or lease, unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such reclassification, consolidation or merger or the corporation purchasing or leasing such assets shall assume by a supplemental Warrant Agreement, executed and mailed or delivered to the holders of the Warrants at the last address thereof appearing on the books of Company, the obligation to deliver to such holders such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holders may be entitled to purchase.

          If the issuer of securities deliverable upon exercise of Warrants under the supplemental Warrant Agreement is an affiliate of the formed, surviving, transferee or lessee corporation, that issuer shall join in the supplemental Warrant Agreement.

          If this subsection (l) applies, subsections (a), (b), (c), (d) and (e) of this Section 10 do not apply.

          (m) Company Determination Final.

          Any determination that the Company or the Board of Directors must make pursuant to this Section 10 is conclusive.

          (n) When Issuance or Payment May Be Deferred.

          In any case in which this Section 10 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event (i) issuing to the holder of any Warrant exercised after such record date the Warrant Shares and other capital stock of the Company, if any, issuable upon such exercise over and above the Warrant Shares and other capital stock of the Company, if any, issuable upon such exercise on the basis of the Exercise Price and (ii) paying to such holder any amount in cash in lieu of a fractional share pursuant to Section 11; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Warrant Shares, other capital stock and cash upon the occurrence of the event requiring such adjustment.

          (o) Adjustment in Number of Shares.

          Upon each adjustment of the Exercise Price pursuant to this SECTION 10, each Warrant outstanding prior to the making of the adjustment in the Exercise Price shall thereafter evidence the right to receive upon payment of the adjusted Exercise Price that number of shares of Common Stock (calculated to the nearest hundredth) obtained from the following formula:

                                               E
                                     N1 = N x ____
                                               E1

where:

          N1 = the adjusted number of Warrant Shares issuable upon exercise of a Warrant by payment of the adjusted Exercise Price.

          N = the number of Warrant Shares previously issuable upon exercise of a Warrant by payment of the Exercise Price prior to adjustment.

          E1 = the adjusted Exercise Price.

          E = the Exercise Price prior to adjustment.


          (p) Form of Warrants.

          Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon the exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issuable pursuant to this Agreement.

          SECTION 11. Fractions Interests. The Company shall not be required to issue fractional Warrant Shares on the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrants so presented. If any fraction of a Warrant Share would, except for the provisions of this SECTION 11, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall pay an amount in cash equal to the Current Market Price on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction.

          SECTION 12. Notices to Warrant Holders. Upon any adjustment of the Exercise Price pursuant to Section 10, the Company shall promptly thereafter (i) cause to be filed with the Company a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors of the Company (who may be the regular auditors of the Company) setting forth the Exercise Price after such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculations are based and setting forth the number of Warrant Shares (or portion thereof) issuable after such adjustment in the Exercise Price, upon exercise of a Warrant and payment of the adjusted Exercise Price, which certificate shall be conclusive evidence of the correctness of the matters set forth therein, and (ii) cause to be given to each of the registered holders of the Warrant Certificates at his address appearing on the Warrant register written notice of such adjustments by first-class mail, postage prepaid. Where appropriate, such notice may be given in advance and included as a part of the notice required to be mailed under the other provisions of this Section 12.

          In case:

          (a) the Company shall authorize the issuance to all holders of shares of Common Stock of rights, options or warrants to subscribe for or purchase shares of Common Stock or of any other subscription rights or warrants; or

          (b) the Company shall authorize the distribution to all holders of shares of Common Stock of evidences of its indebtedness or assets (other than cash dividends or cash distributions payable out of earnings or earned surplus or dividends or distributions payable in shares of Common Stock); or

          (c) of any consolidation or merger to which the Company is a party and for which approval of any shareholders of the Company is required, or of the conveyance or transfer of all or substantially all of the properties and assets of the Company, or of any reclassification or change of Common Stock issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or a tender offer or exchange offer for shares of Common Stock; or

          (d) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

          (e) the Company proposes to take any action that would require an adjustment in the Exercise Price pursuant to subsections (a), (b), (c), (d) or
(e) of Section 10 and if the Company does not arrange for Warrant holders to participate pursuant to subsection (i) of Section 10, or if the Company takes any action that would require a supplemental Warrant Agreement pursuant to subsection (l) of Section 10, then the Company shall cause to be given to each of the registered holders of the Warrant Certificates at his address appearing on the Warrant register, at least 20 days (or 10 days in any case specified in clauses (a), (b) or (c) above) prior to the applicable record date hereinafter specified, or promptly in the case of events for which there is no record date, by first-class mail, postage prepaid, a written notice stating (i) the date as of which the holders of record of shares of Common Stock to be entitled to receive any such rights, options, warrants or distribution are to be determined, or (ii) the initial expiration date set forth in any tender offer or exchange offer for shares of Common Stock, or (iii) the date on which any such consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up is expected to become effective or consummated, and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up. The failure to give the notice required by this Section 12 or any defect therein shall not affect the legality or validity of any distribution, right, option, warrant, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any action.

          Nothing contained in this Agreement or in any of the Warrant Certificates shall be construed as conferring upon the holders thereof the right to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of Directors of the Company or any other matter, or any rights whatsoever as shareholders of the Company.

          SECTION 13. Notices to Company and Warrant Holder. Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered in person or by courier, telegraphed, telexed or by facsimile transmission (with receipt confirmed), or mailed by certified mail, postage prepaid, return receipt requested (such mailed notice to be effective on the date such receipt is acknowledged), as follows:


If to the Company:
             Regeneron Pharmaceuticals, Inc.
             777 Old Saw Mill River Road
             Tarrytown, New York 10591-6707
             Attn: Corporate Secretary
             Telecopy No.: (914) 347-2113

With a copy to:
             Regeneron Pharmaceuticals, Inc.
             777 Old Saw Mill River Road
             Tarrytown, New York 10591-6707
             Attn: General Counsel
             Telecopy No.: (914) 345-7721


If to Warrant Holder:
             The Procter & Gamble Company
             One Procter & Gamble Plaza
             Cincinnati, Ohio 45202
             Attn:   President


With a copy to:
             Procter & Gamble Pharmaceuticals, Inc.
             Blue Ash Office Center
             10200 Alliance Road
             Cincinnati, Ohio 45242-4716
             Attn:   Associate General Counsel

or to such other place and with such other copies as either party may designate as to itself by written notice to the others.

          SECTION 14. Supplements and Amendments. The Company may not supplement or amend this Agreement without the prior written approval of the holders of Warrant Certificates affected by such supplement or amendment.

          SECTION 15. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company shall bind and inure to the benefit of its respective successors and assigns hereunder.

          SECTION 16. Termination. This Agreement shall terminate at 5:00 p.m., New York time on the fifth anniversary of the issuance of the final Warrant issued pursuant to the Securities Purchase Agreement dated May 13, 1997. Notwithstanding the foregoing, this Agreement will terminate on any earlier date if all Warrants have been exercised.

          SECTION 17. Governing Law. This Agreement and each Warrant Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the internal laws of said State.

          SECTION 18. Benefits of This Agreement. Nothing in this Agreement shall be construed to give to any person or corporation other than the Company and the registered holders of the Warrant Certificates any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company and the registered holders of the Warrant Certificates.

          SECTION 19. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.


          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.


                         REGENERON PHARMACEUTICALS, INC.


                              /S/LEONARD S. SCHLEIFER
                         By: --------------------------------------------
                         Name:  Leonard S. Schleifer
                         Title: President and Chief Executive Officer




---------------------------
Seal


Attest:  ______________________
         Secretary



                          THE PROCTER & GAMBLE COMPANY


                               /S/G. GILBERT CLOYD
                          By:_________________________________
                          Name:   G. Gilbert Cloyd
                          Title:  President




---------------------------
Seal


Attest:  ______________________
         Secretary

                                                                    EXHIBIT A

                          [Form of Warrant Certificate]

THIS WARRANT AND THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL, WITH RESPECT TO THE SHARES, SUCH SHARES ARE REGISTERED UNDER SUCH ACT OR, WITH RESPECT TO THIS WARRANT OR THE SHARES, AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY IS OBTAINED TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.

EXERCISABLE ON OR BEFORE 5:00 P.M., NEW YORK TIME, _______________, 20__

No.                                                                     ______
Warrants


                               Warrant Certificate

                         REGENERON PHARMACEUTICALS, INC.

          This Warrant Certificate certifies that The Procter & Gamble Company., or registered assigns, is the registered holder of _____ Warrants expiring _____, 20__ (the "Warrants") to purchase Common Stock, $.001 par value (the "Common Stock"), of Regeneron Pharmaceuticals, Inc., a New York corporation (the "Company"). Each Warrant entitles the holder to receive from the Company upon exercise on or before 5:00 p.m. New York Time on _____ __, 20__, one fully paid and nonassessable share of Common Stock (a "Warrant Share") at the initial exercise price (the "Exercise Price") of $____ payable in lawful money of the United States of America upon surrender of this Warrant Certificate and payment of the Exercise Price as defined in the Securities Purchase Agreement at the office of the Company designated for such purpose, subject to the conditions set forth herein and in the Warrant Agreement referred to herein.

          No Warrant may be exercised after 5:00 p.m., New York Time on _____, 200__, and to the extent not exercised by such time such Warrants shall become void.


                                       A-1



          The Warrants evidenced by this Warrant Certificate are issued pursuant to a Warrant Agreement dated as of May 13, 1997 (the "Warrant Agreement"), duly executed and delivered by the Company, which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Company and the holders (the words "holders" or "holder" meaning the registered holders or registered holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. This Warrant is being issued pursuant to the Securities Purchase Agreement dated May 13, 1997.

          Warrants may be exercised at any time on or before 5:00 p.m., New York time on ____ __, 20__. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Exercise Price at the office of the Company designated for such purpose. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his assignee a new Warrant Certificate evidencing the number of Warrants not exercised. No adjustment shall be made for any dividends on any Common Stock issuable upon exercise of this Warrant.

          The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof may, subject to certain conditions, be adjusted. If the Exercise Price is adjusted, the Warrant Agreement provides that the number of shares of Common Stock issuable upon the exercise of each Warrant shall be adjusted. No fractions of a share of Common Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

          The holders of Warrants are entitled to certain registration rights with respect to the Common Stock purchasable upon exercise thereof. Said registration rights are set forth in full in a Registration Rights Agreement dated as of May 13, 1997, between the Company and Procter & Gamble. A copy of the Registration Rights Agreement may be obtained by the holder hereof upon written request to the Company.

          Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

          Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Company a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.




                                       A-2



          The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

          This Warrant Certificate shall not be valid unless countersigned by the Company, as such term is used in the Warrant Agreement.

          This Warrant Certificate shall not be offered, sold or otherwise transferred in violation of the legend on the first page hereof.


          IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its President and by its Secretary and has caused its corporate seal to be affixed hereunto or imprinted hereon.


Dated:  ____ , ____


                                      REGENERON PHARMACEUTICALS, INC.



                                      By:  _________________________________
                                           Name:
                                           Title:



                                      By:  __________________________________
                                           Name:
                                           Title:


                                       A-3






                         [Form of Election to Purchase]

                    (To Be Executed Upon Exercise Of Warrant)


          The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive _________ shares of Common Stock and herewith tenders payment for such shares to the order of REGENERON PHARMACEUTICALS, INC. in the amount of $_____ in accordance with the terms hereof. The undersigned requests that a certificate for such shares be registered in the name of _____________, whose address is ______________ and that such shares be delivered to ________________ whose address is ____________________________. If said number of shares is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of [ ], whose address is ___________________, and that such Warrant Certificate be delivered to _________________, whose address is
__________________.

                                  Signature: ______________________________

Date:    __________


                                  Signature Guaranteed: _____________________

                          REGISTRATION RIGHTS AGREEMENT


                                     between


                         REGENERON PHARMACEUTICALS, INC.
                        and THE PROCTER & GAMBLE COMPANY





                                  May 13, 1997

                          REGISTRATION RIGHTS AGREEMENT

          This Registration Rights Agreement, is made as of May 13, 1997, by and between Regeneron Pharmaceuticals, Inc., a New York corporation (the "Company"), and The Procter & Gamble Company, an Ohio corporation (the "Purchaser").


          1. INTRODUCTION AND CERTAIN DEFINITIONS. The Company is a party to a Securities Purchase Agreement (the Securities Purchase Agreement), dated May 13, 1997, with the Purchaser and pursuant to which the Company has agreed, among other things, to issue shares of its common stock, par value .001 per share (the Common Stock) and warrants to purchase shares of Common Stock, to the Purchaser. This Agreement shall become effective upon the issuance of such securities to the Purchaser pursuant to the Securities Purchase Agreement. Certain capitalized terms used in this Agreement are defined below; references to sections shall be to sections of this Agreement. Terms not otherwise defined herein shall have the meanings assigned to them in the Securities Purchase Agreement.

          1.1. As used in this Agreement, the following terms shall have the following respective meanings:

          "Affiliate" means any corporation, company, partnership, joint venture, or other entity which controls, is controlled by, or is under common control with Purchaser. For purposes of this definition control shall mean the direct or indirect ownership of at least fifty (50%) percent or, if less than fifty (50%) percent, the maximum percentage as allowed by applicable law of (a) the shares of capital stock entitled to vote for the election of directors, or
(b) ownership interest.

          "Agent" means any Person authorized to act on behalf of Purchaser with respect tot he transactions contemplated by this Agreement.

          "Collaboration Agreement" means that certain Collaboration Agreement, dated May 13, 1997 between Regeneron Pharmaceuticals, Inc. and The Procter & Gamble Company. The Effective Date of the Collaboration Agreement, as that term is defined therein, shall also be referred to herein as the "Effective Date" hereof.

          "Commission" means the Securities and Exchange Commission, or any other Federal agency at the time administering the Securities Act.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

          "NASD" means the National Association of Securities Dealers, Inc.

          "Person"" means an individual, partnership, corporation, limited liability company, trust or incorporated organization, or other business entity, or a government or agency or political subdivision thereof.

          "Prospectus" means the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

          "Registrable Securities" means (i) the Common Stock and the Warrant Shares acquired by the Purchaser pursuant to the Securities Purchase Agreement
(ii) any other shares of Common Stock of the Company issued in respect of such shares (because of stock splits, stock dividends, reclassifications, recapitalization, or similar event); provided, however, that shares of Common Stock which are Registrable Securities shall cease to be Registrable Securities upon any sale of such shares pursuant to a Registration Statement, Section 4(1) of the Securities Act, or Rule 144 under the Securities Act, or any sale in any manner to a person or entity which is not entitled to the rights provided by this Agreement, or when such Registrable Securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting transfer under the Securities Act shall have been delivered by the Company and they may be publicly resold without subsequent registration under the Securities Act or in compliance with Rule 144 thereunder; provided, further, however, that any securities that have ceased to be Registrable Securities cannot thereafter become Registrable Securities.

          "Registration" means a registration of the Company's securities for sale to the public under a Registration Statement.

          "Registration Statement" means a registration statement filed by the Company with the Commission for a public offering and sale of securities of the Company (other than a registration statement on Form S-8 or Form S-4, or their successor forms, or any other form for a limited purpose, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation).

          "Registration Expenses" means the expenses described in subsection
2.3.

          "Securities Act" means the Securities Act of 1933, as amended, and any successor Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

          "Underwritten Registration or Underwritten Offering" means a Registration in which the securities of the Company are sold to an underwriter for reoffering to the public.

          "Warrant Shares" means any shares of Common Stock issued or issuable upon exercise of any of the Warrants.

          2. SECURITIES SUBJECT TO THIS AGREEMENT.

          2.1 Registrable Securities. The securities entitled to the benefits of this Agreement are the Registrable Securities. The rights of the holders of the Registrable Securities may be limited by rights of other holders of the Company's securities who entered into agreements with the Company before the effective date of this Agreement including, without limitation, the rights obtained by Amgen Inc. in a certain Registration Rights Agreement dated April 15, 1996 with the Company.

          2.2 Holders of Registrable Securities. A Person is deemed to a holder of Registrable Securities whenever such Person owns Registrable Securities or has the right to acquire such Registrable Securities, whether or not such ownership or right was acquired pursuant to the Securities Purchase Agreement or the Warrant Agreement, and whether or not such acquisition has actually been effected and disregarding any legal restrictions upon the exercise of such right.

          2.3 Sale or Transfer of Company's Common Stock; Legend.

          (a) The Registrable Securities shall not be sold or transferred unless either (i) they first shall have been registered under the Securities Act, or
(ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act.

          (b) Notwithstanding the foregoing, no registration or opinion of counsel shall be required for a transfer made in accordance with Rule 144 under the Securities Act.

          (c) Each certificate representing the Registrable Securities shall bear a legend substantially in the following form:

                The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold, or otherwise transferred, pledged, or hypothecated unless and until such shares are registered under such Act or an opinion of counsel reasonably satisfactory to the Company is obtained to the effect that such registration is not required. Additionally, the transfer of these shares is subject to the conditions specified in the Registration Rights Agreement dated as of May 13, 1997, between Regeneron Pharmaceuticals, Inc. and The Procter & Company, and no transfer of these shares shall be valid or effective until such conditions have been fulfilled. Upon the fulfillment of such conditions, Regeneron Pharmaceuticals, Inc., has agreed to deliver to the holder hereof a new certificate for the shares represented hereby registered in the name of the holder hereof. Copies of such agreement may be obtained at no cost by written request made by the holder of record of this certificate to the secretary of Regeneron Pharmaceuticals, Inc.

          The foregoing legend shall be removed from the certificates representing any Registrable Securities, at the request of the holder thereof, at such time as such shares become eligible for resale pursuant to Rule 144(k) under the Securities Act or such shares become publicly tradable pursuant to an effective Registration Statement.

          3. DEMAND REGISTRATIONS.

          3.1 Demand by Holders. The holders of a majority of Registrable Securities, at any time from and after the third anniversary of the Effective Date, may make a total of two written requests to the Company for Registration of Registrable Securities under and in accordance with the provisions of the Securities Act of all or part of the Registrable Securities. Any such Registration requested shall hereinafter be referred to as a "Demand Registration." Each request for a Demand Registration shall specify the kind and aggregate amount of Registrable Securities to be registered and the intended methods of disposition thereof. Upon such request for a Demand Registration, the Company shall use its best efforts to promptly effect the Registration of such Registrable Securities under (i) the Securities Act, and (ii) subject to Section 6, the blue sky laws of such jurisdictions as any holder of such Registrable Securities requesting such Registration or any underwriter, if any, may reasonably request. The Company shall also use its best efforts to have all such Registrable Securities registered with or approved by such other federal or state governmental agencies or authorities as may be necessary in the opinion of counsel to the Company and counsel to the holders of a majority of such Registrable Securities to consummate the disposition of such Registrable Securities.

          Notwithstanding the foregoing, the Company shall not be obligated to effect a Demand Registration if all (but not less than all) of the shares requested to be registered could immediately be sold by such holders under Rule 144 under the Securities Act at a price substantially equivalent to the prevailing market price. The final determination of whether all of the shares could immediately be sold under Rule 144 shall be made in good faith by counsel for holders of the Registrable Securities after, among other things, considering the possible affiliate status of any such holder. The Company shall have the burden of establishing that the shares could immediately be sold at a price substantially equivalent to the prevailing market price. Any request for a Demand Registration not effected pursuant to the provisions of this paragraph shall not count against the two requests specified in the preceding paragraph.

          3.2 Effective Registration. Subject to the last paragraph of Section 6, the Company shall be deemed to have effected a Demand Registration if the Registration Statement relating to such Demand Registration is declared effective by the SEC and remains effective for at least 90 days; provided, however, that no Demand Registration shall be deemed to have been effected if
(i) such registration, after it has become effective, is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason not attributable to the selling holders of Registrable Securities, or (ii) the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration are not satisfied, other than by reason of a failure on the part of the selling holders of Registrable Securities or any underwriter referred to in Section 3.4.

          3.3 Registration Statement Form. Registrations under this Section 3 shall be on such appropriate registration form of the SEC as shall permit the disposition of such Registrable Securities in accordance with the intended method or methods of disposition specified in such holders' requests for such Registration. If, in connection with any Registration under this Section 3 which is proposed by the Company to be on Form S-3 or any successor form to such Form, the managing underwriter (if any) or holders of a majority of the Registrable Securities requesting a Demand Registration shall advise the Company in writing that in its opinion additional disclosure not required by such form is of material importance to the success of the offering, then such Registration shall include such additional disclosure.

          3.4 Selection of Underwriters. If at any time or from time to time during the time period applicable to Demand Registrations any of the holders of the Registrable Securities covered by a Registration Statement desire to sell Registrable Securities in an Underwritten Offering, the investment banker or investment bankers that will manage the offering will be selected as follows:

          (a) Managing Underwriter. A majority of the holders of Registrable Securities shall select three (or, if such holder(s) desires, more than three) nationally recognized investment banking firms as candidates for the offering, each of which is ready, willing and able to act as the managing underwriter, and shall provide a list of such candidates to the Company. Not later than five business days following the receipt of such list, the Company shall: (i) choose one of three candidates to act as the managing underwriter for the offering and
(ii) notify the holders of a majority of Registrable Securities of such choice.

          (b) Co-Managers. The investment banking firm(s), if any, that will serve as co-manager(s) of the offering will be selected by holders of a majority of Registrable Securities.

          3.5 Registration of Other Securities. Whenever the Company shall effect a Registration pursuant to this Section 3 in connection with an Underwritten Offering by one or more holders of Registrable Securities, no securities other than Registrable Securities shall be included among the securities covered by such Registration if the managing underwriter of such offering shall have advised each selling holder of Registrable Securities to be covered by such Registration in writing (with a copy to the Company) that, in its opinion, the number of securities requested to be included in such Registration exceeds the number which can be sold in such offering within a price range acceptable to the selling holders of a majority of the Registrable Securities requested to be included in such Registration. If no such notice or letter is provided, the Company may include shares of Common Stock for its own account or for the account of other shareholders of the Company having the right to include such shares in a Registration Statement filed by the Company with the SEC.

          3.6 Priority Among Holders of Registrable Securities in Requested Registration. If the managing underwriter of an Underwritten Offering pursuant to this Section 3 advises each of the holders of Registrable Securities in writing (with a copy to the Company) that less than all of the Registrable Securities proposed to be included in such offering should be included (using the same standard described in subsection 3.5 hereof), then the amount of Registrable Securities to be offered for the accounts of holders of Registrable Securities shall be reduced pro rata, based on the number of Registrable Securities owned by such holders.

          3.6 Delay of Requested Registration. Notwithstanding anything to the contrary contained in this Section 3, if following a request for a Demand Registration the Company provides prompt written notification to all holders of Registrable Securities specifying the nature of any Delay Event described below, then the filing of the Registration Statement pursuant to the request for Demand Registration may be delayed by the Company for a period not to exceed six months from the date of its receipt of the written request for the Demand Registration or such shorter period provided below; provided, however, that such right to delay a request may be exercised by the Company not more than once in any two year period. A "Delay Event" shall be defined as any of the following: (1) the Company will file within 60 days following its receipt of the written request for Demand Registration, a Registration Statement for the public offering of securities for the account of the Company; (2) if the Securities Act or the rules or regulations thereunder, or the form on which the Registration Statement for the Demand Registration is to be filed, requires the filing of financial statements which are not yet available (in which case, the Company shall prepare or cause such statements to be prepared in a reasonably timely and diligent manner and promptly thereafter file the Registration Statement); (3) at the time of the request for Demand Registration, the Company is engaged in a material transaction or has an undisclosed material corporate development, and in either case, which would be required to be disclosed under the federal securities laws in the Registration Statement, but the Company's Board of Directors has made a good faith determination that making such disclosure at such time would materially adversely affect such transaction or development (in which case, the Company shall disclose the matter as promptly as practicable and promptly thereafter file the Registration Statement); or (4) at the time of the request of the Demand Registration, the Company is engaged in any financing (except the type described in clause (1) above) (in which case the Company shall file the Registration Statement no later than 30 days following its receipt of the written request for Demand Registration).

          4. PIGGYBACK REGISTRATIONS.

          4.1 Participation. Subject to Section 4.2 hereof, if at any time from and after the third anniversary of the Effective Date, the Company proposes to file a Registration Statement under the Securities Act with respect to any offering of any of its shares of Common Stock, whether or not by the Company for its own account (other than (i) a registration on Form S-4 (or otherwise in connection with non-cash offerings, exchange offers, mergers or recapitalizations) or S-8 or any successor form to such Forms, or (ii) any registration of securities as it relates to an offering and sale to directors or employees of, or non-employee service providers to, the Company under bona fide benefits plans adopted by the Board of Directors of the Company and approved by the holders of Common Stock when required by law), then, as promptly as practicable, the Company shall give written notice of such proposed filing to each holder of Registrable Securities and such notice shall offer the holders of Registrable Securities the opportunity to register such number of Registrable Securities as each such holder may request (a "Piggyback Registration"). Subject to Section 4.2, the Company shall include in such Registration Statement all Registrable Securities requested within 15 days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such holder) to be included in the Registration for such offering pursuant to a Piggyback Registration. Notwithstanding the foregoing, the Company shall not be obligated to include in a Piggyback Registration the shares of Registrable Securities requested to be included by a holder of Registrable Securities if: (i) all (but not less than all) of the shares requested to be included by that holder could immediately be sold by that holder under Rule 144 under the Securities Act at a price substantially equivalent to the prevailing market price and (ii) the Company provides to that holder a written waiver and consent allowing such holder to sell or otherwise dispose of all of such shares requested to be included without limitation to the restrictions imposed by
Section 5.1 hereof. The final determination of whether all of the shares could immediately be sold under Rule 144 shall be made in good faith by counsel for such holder after, among other things, considering the possible affiliate status of such holder. The Company shall have the burden of establishing that the shares could immediately be sold at a price substantially equivalent to the prevailing market price. Each holder of Registrable Securities shall be permitted to withdraw all or part of such holder's Registrable Securities from a Piggyback Registration at any time prior to the effective date thereof.

          4.2 Underwriter's Cutback. The Company shall use its best efforts to cause the managing underwriter or underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested to be included in the Registration for such offering under Section 4.1 (the "Piggyback Securities"), to be included on the same terms and conditions as any similar securities included therein. Notwithstanding the foregoing, if the managing underwriter of any such proposed Underwritten Offering informs the Company and the holders of such Piggyback Securities in writing that, in its opinion, the number of shares of Common Stock (including the Piggyback Securities) requested to be included in such Registration exceeds the number which can be sold in such offering within a price range acceptable to the party who has requested the filing of the Registration Statement (the Company or other holders of the Company's Common Stock, as the case may be, hereafter referred to as the "Requesting Party"), then the shares of Common Stock to be included in such Registration shall be the number that can be sold within a price range acceptable to the Requesting Party, selected (i) first, from the shares of Common Stock originally proposed by the Requesting Party to be included in the Registration for such offering, (ii) second, and only if all the shares of Common Stock referenced in clause (i) have been included, from shares of Common Stock subject to piggyback registration rights originally proposed to be included by all holders of shares of Common Stock (other than the Requesting Party), selected pro rata based upon the total ownership of such shares of Common Stock subject to piggyback registration rights of such holders, and (iii) third, and only if all of the shares of Common Stock referenced in clause (ii) have been included, from any other securities eligible for inclusion in such Registration.

          4.3 No Effect on Demand Registrations. No Registration of Registrable Securities effected pursuant to a request under this Section 4 shall be deemed to have been effected pursuant to Section 3 hereof or shall relieve the Company of its obligation to effect any Registration upon request under Section 3 hereof.

          5. HOLD-BACK AGREEMENTS.

          5.1 Restrictions Applicable to Company Registration.

          (a) Restrictions Applicable to Holders of Registrable Securities. Each holder of Registrable Securities, if requested by the Company and, in the case of an Underwritten Offering, the managing underwriters, shall agree not to sell, transfer or otherwise dispose of any Registrable Securities or other equity securities (or any securities convertible, exchangeable or exercisable for such equity securities) of the Company beneficially owned by it (except, in either case, those that are included in a Piggyback Registration) for a specified period of time (the "Holdback Period") in the event that the Company notifies such holder that it desires to file a Registration Statement (the "Company Registration Statement") to register the sale of shares of Common Stock (or any securities convertible, exchangeable or exercisable for such Common Stock) (other than a Registration referred to in clause (i) or (ii) of Section 4.1. The Holdback Period shall commence on the date the Company Registration Statement is declared effective by the SEC and shall terminate 120 days thereafter. A written agreement (the "Lock Up") memorializing each such holder's agreement to the foregoing restrictions shall be executed in a form reasonably satisfactory to the Company and, if applicable, the managing underwriters.

          (b) Restrictions Applicable to Officers, Directors and Other Stockholders. As a condition to each holder's delivery of the Lock Up pursuant to Section 5.1., the Company shall use its best efforts to obtain from each of its: (i) officers, (ii) directors and (iii) shareholders beneficially owning at least as many shares of Common Stock as the aggregate number of shares beneficially owned by the holders of Registrable Securities, a written agreement substantially similar to the Lock Up pursuant to which each such Person shall agree not to sell, transfer or otherwise dispose of any equity securities (or any securities convertible, exchangeable or exercisable for such equity securities) of the Company beneficially owned by it under the same terms as the Lock Up (excluding shares that are included in a Piggyback Registration); provided however, that each of the officers and directors may sell, transfer or dispose of during the Holdback Period the amount of equity securities of the Company that each would be permitted to sell under Rule 144 during a 90 day period commencing on the effective date of the Company Registration Statement.

          5.2 Restrictions Applicable to Demand Registration. The following restrictions on the sale, transfer or other disposition of the Company's equity securities (or any securities convertible, exchangeable or exercisable for such equity securities) by the Company, its officers and directors, certain other shareholders and holders of Registrable Securities shall apply in the event of a Demand Registration:

          (a) Registration Restrictions Applicable to the Company. The Company, if requested by the holders of a majority of Registrable Securities and, in the case of an Underwritten Offering, the managing underwriters, shall agree not to effect any public sale or distribution of its equity securities (or any securities convertible, exchangeable, or exercisable for such equity securities) (except those that may be included in a Piggyback Registration) or any private offer, sale or distribution of its equity securities (or any securities convertible, exchangeable or exercisable for such equity securities) that may be integrated under the federal securities laws or the regulations thereunder with a Demand Registration, for the Demand Registration Holdback Period in the event of a Demand Registration. The "Demand Registration Holdback Period" shall be defined as the period commencing on the date that the Registration Statement for the Demand Registration is declared effective by the SEC and shall terminate 120 days thereafter. A written agreement memorializing the Company's agreement to the foregoing restrictions shall be executed in a form reasonably satisfactory to the holders of a majority of Registrable Securities and, if applicable, the managing underwriters.

          (b) Restrictions Applicable to Officers and Directors. The Company, if requested by the holders of a majority of Registrable Securities and, in the case of an Underwritten Offering, the managing underwriters, shall cause Dr. Leonard Schleifer (so long as he remains the Chief Executive Officer of the Company), and shall use its best efforts to cause each of its other officers and directors, to agree not to sell, transfer or otherwise dispose of any equity securities (or any securities convertible, exchangeable, or exercisable for such equity securities) of the Company beneficially owned by each such Person (except those that may be included in a Piggyback Registration) during the Demand Registration Holdback Period in the event of a Demand Registration; provided, however, that all such officers and directors in the aggregate may sell, transfer or otherwise dispose of an aggregate of up to five percent of the total number of shares included in the Demand Registration. A written agreement memorializing each such Person's agreement to the foregoing restrictions shall be executed in a form reasonably satisfactory to the holders of a majority of Registrable Securities and, if applicable, the managing underwriters.

          (c) Restrictions Applicable to Other Stockholders. The Company, if requested by the holders of a majority of Registrable Securities and, in the case of an Underwritten Offering, the managing underwriters, shall cause each holder of its privately placed equity securities (or any securities convertible, exchangeable, or exercisable for such equity securities) issued by the Company at any time on or after the date of this Agreement to agree (for the benefit of the holders of Registrable Securities) not to effect any public sale or distribution of any such securities during the Demand Registration Holdback Period in the event of a Demand Registration. In addition, the Company shall use its best efforts to cause each such other shareholder of the Company beneficially owning at least five percent of the Company's then outstanding equity securities (or any securities convertible, exchangeable, or exercisable for such equity securities) to agree not to effect any public sale or distribution of equity securities (or any securities convertible, exchangeable, or exercisable for such equity securities) of the Company during the Demand Registration Holdback Period in the event of a Demand Registration. A written agreement memorializing each such Person's agreement to the foregoing restrictions shall be executed in a form reasonably satisfactory to the holders of a majority of Registrable Securities and, if applicable, the managing underwriters.

          (c) Restrictions Applicable to the Holders of Registrable Securities. The holders of the Registrable Securities shall not sell, transfer or otherwise dispose of any equity securities (or any securities convertible, exchangeable or exercisable for such equity securities) of the Company beneficially owned by them during a Demand Registration Holdback Period in the event of any Demand Registration, except for those securities included in the Demand Registration.

          6. REGISTRATION PROCEDURES. If and whenever the Company is required by the provisions of this Agreement to use its best efforts to effect the registration of any of the Registrable Securities under the Securities Act, the Company shall:

          (a) file with the Commission a Registration Statement with respect to such Registrable Securities and use reasonable efforts to cause the Registration Statement to become and remain effective;

          (b) prepare and file with the Commission any amendments and supplements to the Registration Statement and the prospectus included in the Registration Statement as may be necessary to comply with the provisions of the Securities Act and keep the Registration Statement effective for a period of not less than one hundred twenty (120) days from the effective date;

          (c) furnish to the Purchaser such reasonable numbers of copies of the prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as the Purchaser may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by the Purchaser.

          If the Company has delivered preliminary or final prospectuses to the Purchaser and after having done so the prospectus is amended to comply with the requirements of the Securities Act, the Company shall promptly notify the Purchaser and, if requested, the Purchaser shall immediately cease making offers of Registrable Securities and return all prospectuses to the Company. The Company shall promptly provide the Purchaser with revised prospectuses and, following receipt of the revised prospectuses, the Purchaser shall be free to resume making offers of the Registrable Securities;

          (d) use its best efforts to register or qualify the Registrable Securities covered by the Registration Statement under securities or Blue Sky laws of such states as the Purchaser shall reasonably request, and do any and all other acts and things that may be necessary or desirable to enable the Purchaser to consummate the public sale or other disposition in such states of the Registrable Securities owned by the Purchaser; provided, however, that the Company shall not be required in connection with this paragraph (d) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction, nor shall it be required to comply with any Blue Sky or other laws, rules or regulations of any jurisdiction for which compliance or other requirements are, in the reasonable judgment of the Company, unduly burdensome or would require any material adjustments in any terms of the offering or in the offering documents; and

          (e) In the event of an underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. The Purchaser shall also enter into and perform its obligations under such agreement.

          (f) Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of the existence of any fact which results in the Registration Statement, the Prospectus or any documents incorporated therein by reference containing an untrue statement of material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading, such holder will forthwith discontinue disposition of Registrable Securities until such holder's receipt of the copies of such supplemented or amended Prospectus as corrects such misstatement or omission, or until it is advised in writing by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the Prospectus, and, if so directed by the Company, such holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such holder's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the time periods during which such Registration Statement shall be maintained effective shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended prospectus that corrects such misstatement or omission or is advised in writing by the Company that the use of the Prospectus may be resumed.

          7. ALLOCATION OF EXPENSES. The Company will indemnify and hold the Purchaser harmless for the payment of all Registration Expenses of all registrations under this Agreement, except as set forth in this Agreement. The term Registration Expenses shall mean all expenses incurred by the Company in complying with Section 3 or 4, including, without limitation, all registration and filing fees, exchange listing fees, printing expenses, fee; and disbursements of counsel for the Company and the Purchaser, state Blue Sky fees and expenses (except that: the Purchaser shall not cause or request the filing for Blue Sky approval in any state reasonably refused by the Company), and the expenses of any special audits incident to or required by any such registration, but excluding underwriting discounts and selling commissions.

          In connection with each Registration Statement required hereunder, the Company will reimburse the holders of Registrable Securities being registered pursuant to such Registration Statement for the reasonable fees and disbursements of not more than one counsel chosen by the holders of a majority of such Registrable Securities.

          Each seller of Registrable Securities shall pay all discounts, commissions, fees and expenses of the underwriters, selling brokers, dealer managers, and similar industry professionals relating to the distribution of its Registrable Securities.

          8. INDEMNIFICATION. In the event of any registration of any of the Registrable Securities under the Securities Act pursuant to this Agreement, the Company will indemnify and hold harmless the Purchaser, and each of its officers and directors, and each other person, if any, who controls the Purchaser, within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which the Purchaser or controlling person may become subject under the Securities Act, the Exchange Act, state securities or Blue Sky laws or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arise out of or are based upon the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading or arise out of or are based upon any violation by the Company of the Securities Act in connection with such registration; and the Company will reimburse the Purchaser, officer, director, and each such controlling person for any legal or any other expenses reasonably incurred by the Purchaser, officer, director, or controlling person in connection with the investigating or defending of any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission made in such Registration Statement, preliminary prospectus or prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by or on behalf of the Purchaser, officer, director, underwriter, or controlling person specifically for use in the preparation thereof.

          In the event of any registration of any of the Registrable Securities under the Securities Act pursuant to this Agreement, the Purchaser will indemnify and hold harmless the Company, each of its directors and officers and each underwriter (if any) and each person, if any, who controls the Company or any such underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities, joint or several, to which the Company, such directors and officers, underwriter or controlling person may become subject under the Securities Act, Exchange Act, state securities or Blue Sky laws or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the Registration Statement, or arise out of or are based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company, by or on behalf of the Purchaser, specifically for use in connection with the preparation of such Registration Statement, prospectus, amendment, or supplement; provided, however, that the obligations of the Purchaser hereunder shall be limited to an amount equal to the proceeds of the Registrable Securities sold as contemplated herein; provided, further, that, with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus, the indemnity agreement contained in this Section 8 shall not apply to the extent that any loss, claim, damage or liability results from the fact that a current copy of the prospectus was not sent or given to the person asserting any such loss, claim, damage, or liability at or prior to the written confirmation of the sale of the Registrable Securities confirmed to such person if it is determined that it was the responsibility of the Company, any of its directors, officers or agents to provide such person with a current copy of the prospectus and such current copy of the prospectus would have cured the defect giving rise to such loss, claim, damage or liability.

          Each party entitled to indemnification under this Section 8 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld); and, provided, further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 8. The Indemnified Party may participate in such defense at such party's expense provided, however, that the Indemnifying Party shall pay such expense if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party, in the defense of any such claim or litigation, shall except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation, and no Indemnified Party shall consent to entry of any judgment or settle such claim or litigation without the prior written consent of the Indemnifying Party.

          If the indemnification provided for in this Section 8 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, hereby agrees to contribute to the amount paid or payable by such Indemnified Party in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other. Notwithstanding the foregoing, the amount the Purchaser shall be obliged to contribute pursuant to this paragraph of Section 8 shall be limited to an amount equal to the public offering sale price of the shares sold by the Purchaser.

          9. INFORMATION BY HOLDER. The Purchaser shall furnish to the Company such information regarding the Purchaser and the distribution proposed by the Purchaser as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in
Section 3 or 4.

          No Person may participate in any Underwritten Registration hereunder unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, and other documents required under the terms of such underwriting arrangements.

          10. RULE 144 REQUIREMENTS. The Company agrees to use reasonable efforts to:

          (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

          (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

          (c) furnish to the Purchaser upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as the Purchaser may reasonably request to avail itself of any similar rule or regulation of the Commission allowing it to sell all or any portion of the Registrable Securities without registration.

          11. STANDSTILL AGREEMENT.

          11.1 Except as hereinafter set forth in subsection 11.2, the Purchaser agrees, for itself and its Affiliates, whether now or hereafter created or acquired, and any of the Purchaser's pension plans or employee benefit plan programs sponsored by the Purchaser for which the Purchaser controls its investment decisions, that it will not, until the earlier of (x) the termination of the Collaboration Agreement or (y) twenty (20) years from the date of this Agreement, without the prior written consent of the Company;

          (i) directly or indirectly acquire or own beneficially and/or of record more than twenty (20%) percent of the Then Outstanding Capital Stock of the Company (as hereinafter defined). For purposes of this Section 11, the Then Outstanding Capital Stock of the Company shall be deemed to be the total number of shares of the Company's issued and outstanding Common Stock and all shares of Common Stock (a) into which any issued and outstanding shares of preferred stock and any other securities exchangeable or convertible into Common Stock are exchangeable or convertible and (b) for which any issued, outstanding, and exercisable options or warrants to acquire Common Stock are then exercisable, as well as all capital stock issued as a result of any stock split, stock dividend, or reclassifications of Common Stock distributable, on a pro rata basis, to all holders of Common Stock or securities convertible into Common Stock;

          (ii) directly or indirectly, solicit proxies or consents or become a participant in a solicitation (as such terms are defined in Regulation 14A under the Exchange Act) in opposition to the recommendation of the majority of the Board of Directors of the Company with respect to any matter, or seek to advise or influence any person, with respect to the voting of any securities of the Company or any of its subsidiaries;

          (iii) propose or induce any other person to propose, directly or indirectly, (x) any merger or business combination involving the Company or any of its subsidiaries, (y) the purchase or sale of any assets of the Company or any of its subsidiaries or (z) the purchase of any of the voting securities of the Company, by tender offer or otherwise (except pursuant to the exercise of rights, warrants, options, or similar securities distributed by the Company to holders of voting securities generally);

          (iv) deposit any voting securities in a voting trust or subject any voting securities to any arrangement or agreement with respect to the voting of voting securities; or

          (v) advise, assist, or encourage any other person in connection with any of the foregoing.

          11.2 The Purchaser will be relieved of the restrictions set forth in subsection 11.1 of this Agreement only under the following circumstances and for the specific transactions as set forth herein below:

          (i) if a third party, not an Affiliate of the Purchaser, directly or indirectly makes a bona fide tender offer or other bona fide offer for more than twenty (20%) percent but not more than fifty (50%) percent of the Company's Then Outstanding Capital Stock, and said third party has, in the reasonable opinion of the Purchaser, the financial resources, ability and intention to carry out such offer, the Purchaser shall not be prohibited from purchasing or conducting a tender offer for an amount of shares equal to the amount of shares sought out be acquired by the third party during the period of its tender offer;

          (ii) if a third party, not an Affiliate of the Purchaser, directly or indirectly makes a bona fide tender offer or other bona fide offer for more than fifty (50%) percent of the Company's Then Outstanding Capital Stock and said third party has, in the reasonable opinion of the Purchaser, the financial resources, ability and intention to carry out such offer, the Purchaser shall not be prohibited from purchasing or conducting a tender offer for all or less than all of the Then Outstanding Capital Stock it does not already own during the period of the third party's tender offer; or

          (iii) in the event the Company hereafter issues to a third party more than seven (7%) percent of its Then Outstanding Capital Stock pursuant to a negotiated written transaction without requiring such third party to enter into a standstill agreement with provisions substantially as restrictive as those set forth in this Section 11, then Purchaser shall be relieved from its obligations hereunder.

          11.3 At the time that the Board of Directors of the Company makes a decision to put the Company up for sale and to entertain bids in connection with such sale, the Company shall promptly notify the Purchaser of such decision and in the event that the Company is entertaining a merger proposal or acquisition proposal which would result in the Company being merged with and into or acquired by another corporation and such negotiations have reached a state of finality that the Company believes a public announcement is warranted, the Company shall forthwith notify the Purchaser of the material terms of such proposed merger or acquisition which have been agreed upon. Purchaser's rights under this subsection shall be limited solely to notification. The Company's obligations under this Section 11 including without limitation this subsection
11.3 shall terminate upon the termination of the Collaboration Agreement.

          11.4 The parties hereto acknowledge and agree that the Company would be irreparably damaged in the event that any of the provisions of this Section 11 are not performed in accordance with their specific terms or are otherwise breached and that monetary damages are not an adequate remedy for said breach. It is, accordingly, agreed that the Company shall be entitled to injunctive relief to prevent breaches of this Section 11 by Purchaser and/or its Affiliates, and to specifically enforce this Section 11 and the terms and provisions thereof, in addition to any other remedy to which such aggrieved party may be entitled, at law or in equity. The Company may enter a stop transfer order with respect to the transfer of voting securities except in compliance with the termination of this Agreement.

          11.5 The Company shall give Purchaser prompt notice of the receipt by the Company of any Schedule 13-D filing from any person or Group (within the meaning of the Exchange Act) couched in such terms as to put the Company reasonably on notice of the likelihood that such person or Group has acquired or is proposing to acquire any shares of Common Stock which results in, or, if successful, would result in, such person or Group owning or having the right to acquire more than twenty percent (20%) of the Company's Then Outstanding Capital Stock.

          11.6 If Purchaser desires at some date to account for its investment in the Company pursuant to the equity method, the Company shall promptly furnish the Purchaser, at Purchaser's sole expense, which estimated expense shall be prepaid by Purchaser if so requested by the Company, all information that is required by generally accepted accounting principles to enable Purchaser to so account. To the extent reasonably available to the Company and to the extent reasonably requested by Purchaser, the Company shall provide information (and shall cause its employees, independent public accountants, and other representatives to do the same), to the extent reasonably available regarding the Company's to, and otherwise cooperate with, Purchaser so as to enable Purchaser to prepare financial statements in accordance with accounting principles generally accepted in the United States and to comply with its reporting requirements and other disclosure obligations under applicable United States securities laws and regulations (the "Regulations"). Purchaser agrees to hold all such information in at least the same degree of confidence as it would hold similar information regarding its operations and condition, and to disclose it only to the extent required by the Regulations, provided that there shall be no restriction on Purchaser's right to disclose its own financial statements, whether or not reflecting or including such information.

          11.7 All purchases of securities of the Company by Purchaser shall be made in compliance with applicable laws and regulations.

          11.8 During the term of the Collaboration Agreement, Purchaser agrees, for itself and its Affiliates, whether now or hereafter created or acquired, and any of the Purchaser's pension plans or employee benefit plan programs sponsored by the Purchaser for which the Purchaser controls its investment decisions, that it will not, directly or indirectly, by action or inaction, use its voting power (by itself or in concert with others) to cause any Key Man of the Company (as that term is used in the Collaboration Agreement) to leave the Company, including, without limitation, voting against the election or reelection of any Key Man to serve as a member of the Board of Directors of the Company.

          12. AMENDMENTS AND WAIVERS. This Agreement may be amended, modified, supplemented or waived only with the written consent of the parties hereto.

          13. NOTICES. Except as otherwise provided in this Agreement, all notices, requests and other communications to any Person provided for hereunder shall be in writing and shall be given to (a) in the case of the Company, at 777 Old Saw Mill River Road, Tarrytown, New York 10591, attention: President, with a copy to the attention of General Counsel and Corporate Secretary or (b) in the case of the Purchaser, at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, attention: President, with a copy to the attention of General Counsel. Each such notice, request or other communication shall be effective (i) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (ii) if given by any other means (including, without limitation, by air courier), when delivered at the address specified above.

          14. SUCCESSORS AND ASSIGNS. The provisions of this Agreement, including the rights and obligations hereunder, shall be binding upon, and inure to the benefit of, the respective successors and assigns of the Purchaser (the Transferees) and of the Company, provided that such Transferees shall be an Affiliate of the Purchaser, and such Transferees shall become the Purchaser for the all purposes of this Agreement.

          15. TRANSFER OF CERTAIN RIGHTS.

          15.1 The rights and obligations of the Purchaser under this Agreement may be transferred by the Purchaser to any Affiliate of the Purchaser. The Company shall be given written notice by the Purchaser at the time of such transfer stating the name and address of the Transferee and identifying the securities with respect to which such rights are assigned.

          15.2 Any Transferee to whom rights are transferred shall, as a condition to such transfer, deliver to the Company a written instrument pursuant to which the Transferee agrees to be bound by the obligations imposed upon the Purchaser hereunder to the same extent as if such Transferee were the Purchaser hereunder.

          16. DESCRIPTIVE HEADINGS. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

          17. GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO THE PRINCIPLES OF CONFLICTS OF LAWS.

          18. COUNTERPARTS. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

          19. ENTIRE AGREEMENT. This Agreement embodies the entire agreement and understanding between the Company and the Purchaser relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

          20. SEVERABILITY. If any provision of this Agreement, or the application of such provisions to any Person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.


          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

                             REGENERON PHARMACEUTICALS, INC.


                                 /S/LEONARD S. SCHLEIFER
                             By-------------------------------



                             THE PROCTER & GAMBLE COMPANY


                                 /S/G. GILBERT CLOYD
                             By-------------------------------

                         REGENERON PHARMACEUTICALS, INC.
                          SECURITIES PURCHASE AGREEMENT

          This Agreement is made as of May 13, 1997, by and between Regeneron Pharmaceuticals, Inc., a corporation organized under the laws of New York (the "Company"), with its principal office at 777 Old Saw Mill River Road, Tarrytown, New York 10591, and The Procter & Gamble Company, a corporation organized under the laws of Ohio (the "Buyer"), with its principal office at One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

                                    ARTICLE 1

                                   DEFINITIONS

          1.1 CERTAIN DEFINITIONS. As used in this Agreement, the following terms shall have the following respective meanings:

          "Additional Securities" means equity securities that the Company sells to Buyer pursuant to Section 3.2(iii).

          "Affiliate" means any corporation, company, partnership, joint venture, or other entity which controls, is controlled by, or is under common control with Buyer. For purposes of this definition control shall mean the direct or indirect ownership of at least fifty (50%) percent or, if less than fifty (50%) percent, the maximum percentage as allowed by applicable law of (a) the shares of capital stock entitled to vote for the election of directors, or
(b) ownership interest.

          "Buyer's Equity Limitations" means the limitations that in no event
(a) may Buyer purchase or own more than 20% of the Outstanding Securities or possess more than 20% of the voting rights of the shares of the Company and, in addition, (b) during the Optional Period may the Buyer be required to purchase Securities or Additional Securities under this Agreement having a Value in the aggregate that exceeds 20% of the Company's cumulative research funding obligations during Fiscal Years 6 through 10 pursuant to the Collaboration Agreement.

          "Closing" means the closings of the sale and purchase of Securities and Additional Securities issued and sold to Buyer in accordance with the terms of this Agreement. The first such Closing to be held on the Effective Date shall be called "Closing I." Closings other than Closing I conducted during the Initial Period shall be called "Future Closings." Closings conducted during the Optional Period shall be called "Optional Closings." All Closings, including Closing I, Future Closings, and any Optional Closings, may be generally referred to herein as Closings.

          "Collaboration Agreement" means that certain Collaboration Agreement, dated May 13, 1997 between Regeneron Pharmaceuticals, Inc. and The Procter & Gamble Company. The Effective Date of the Collaboration Agreement will be referred to herein as the "Effective Date" and references to "Fiscal Year" shall have the same meaning herein as in the Collaboration Agreement.

          "Collateral Agreements" means the Collaboration Agreement, together with the Warrant Agreement between the parties dated as of May 13, 1997 (the "Warrant Agreement") and the Registration Rights Agreement between the parties dated as of May 13, 1997 (the "Registration Rights Agreement").

          "Commission" means the Securities and Exchange Commission, or any other Federal agency at the time administering the Securities Act.

          "Common Stock" means the Common Stock, par value $.001 per share, of the Company.

          "Current Market Price" means the average (rounded to the nearest cent) of the Quoted Price of the Common Stock for the 30 consecutive trading days commencing 45 trading days before (and not including) the date in question.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

          "Exercise Price" means the price for which one share of Common Stock may be purchased by the exercise of one Warrant. The Exercise Price in respect of Warrants issued as part of a sale of Securities sold in Future Closings shall equal the Purchase Price of the Common Stock sold to the Buyer together with the Warrants in such sale of Securities in accordance with Section 3.2(ii). The Exercise Price in respect of Securities sold in Optional Closings shall be determined in accordance with Appendix A.

          "Initial Period" means the period beginning on the Effective Date and ending on the fifth anniversary of the Effective Date.

          "Initial Securities" means Securities and Additional Securities purchased by Buyer pursuant to this Agreement at Closing I or any Future Closing during the Initial Period having a Value in the aggregate of $60 million.

          "Optional Period" means the period beginning on the fifth anniversary of the Effective Date and ending on the tenth anniversary of the Effective Date.

          "Optional Securities" means Securities or Additional Securities purchased by Buyer pursuant to this Agreement at an Optional Closing during the Optional Period.

          "Outstanding Securities" means the total number of shares of the Company's issued and outstanding Common Stock and all shares of Common Stock (a) into which any issued and outstanding shares of preferred stock and any other securities exchangeable or convertible into Common Stock are exchangeable or convertible and (b) for which any issued, outstanding, and exercisable options or warrants to acquire Common Stock are then exercisable (all such calculations to include such Securities or Additional Securities to be issued at any Closing with respect to which Outstanding Securities is being calculated).

          "Purchase Price" means the price per share of Common Stock sold to Buyer as part of a sale of Securities under this Agreement and as set forth in
Section 3.2(iv).

          "Quoted Price" means the last reported sales price (rounded to the nearest cent) of the Common Stock as reported by the Nasdaq Stock Market, or if the Common Stock is listed on a national securities exchange, the last reported sales price of the Common Stock on such exchange (which shall be for consolidated trading if applicable to such exchange), or if neither so reported or listed, the last reported bid price of the Common Stock. In the absence of one or more such quotations, the Board of Directors of the Company shall determine the Current Market Price on the basis of such quotation as it in good faith determines appropriate.

          "Securities" means the shares of Common Stock and Warrants issued and sold to Buyer at Closing I and at Future Closings and Optional Closings, in accordance with the terms and conditions of this Agreement. At such Closings, the Company will issue and sell a number of Warrants (rounded to the nearest whole Warrant) equal to the number of shares of Common Stock purchased by Buyer times one-third. Securities shall not include Additional Securities.

          "Securities Act" means the Securities Act of 1933, as amended, and any successor Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

          "Value" means, in respect of Securities or Additional Securities sold to Buyer at a Closing, the total cash consideration paid by Buyer for such sale.

          "Warrants" means the Common Stock Purchase Warrants issued pursuant to the Warrant Agreement to Buyer in connection with the issuance and sale of Securities under this Agreement. Each Warrant purchased by Buyer will entitle Buyer to acquire one share of Common Stock at any time during the five years subsequent to such purchase at the Exercise Price.

                                   ARTICLE II

                         ISSUANCE AND SALE OF SECURITIES

          2.1 ISSUANCE AND SALE OF SECURITIES. Upon the terms set forth herein, during the Initial Period the Company will issue and sell to Buyer, and Buyer will purchase from the Company, for an aggregate purchase price of up to $60 million payable in immediately available funds and in separate Closings as provided in Section 3.1, Securities or Additional Securities or both. During the Optional Period, at the Company's option, Buyer agrees to purchase from the Company Optional Securities in accordance with the terms set forth below. After the Collaboration Agreement expires or terminates, Buyer shall not be required to purchase further Securities or Additional Securities pursuant to this Agreement.


                                   ARTICLE III

                                    CLOSINGS

          3.1 CLOSING. The closing of the sale and purchase of the Initial Securities shall take place in separate closings: (i) Closing I, at 4:00 p.m. New York time on the Effective Date simultaneously at the offices of the Company and Buyer or at such other time and place as the parties may agree, and (ii) Future Closings, subject to the conditions set forth in Section 3.4, on such dates and times specified by the Company upon not less than 45 trading days' written notice to the Buyer at the offices of the Company or at such other time and place as the parties may agree.

          The Optional Closings of the sale and purchase of any Optional Securities purchased under this Agreement shall take place in separate closings, on such dates and times specified by the Company during the Optional Period, subject to the conditions set forth in Sections 3.4 and 3.5, upon not less than 45 trading days' written notice by the Company to the Buyer or as such other time and place as the parties may agree.

          3.2 PURCHASE OF SECURITIES.

          (i) On the date of Closing I, subject to the satisfaction (or waiver) of the conditions set forth in Articles VI and VII, the Company shall issue and sell to Buyer and Buyer shall purchase from the Company 4,350,000 shares of Common Stock, and Buyer shall also receive 1,450,000 Warrants, for an aggregate purchase price of $42,934,500. Each Warrant will entitle Buyer to purchase one share of Common Stock at any time during the five years subsequent to Closing I at an Exercise Price of $9.87 per share, in accordance with the Warrant Agreement.

          (ii) During the Initial Period, if (x) the aggregate Value of Securities and Additional Securities purchased by Buyer pursuant to this Agreement is less than $60 million and (y) Buyer has not exceeded Buyer's Equity Limitations, the Company may issue and sell to Buyer, and Buyer shall purchase from the Company, Securities or Additional Securities to be determined by the Company with a Value up to the difference between $60 million and the aggregate Value of Securities or Additional Securities purchased in prior Closings, subject to satisfaction (or waiver) of the conditions set forth in Section 3.4 and Articles VI and VII.

          (iii) Subject to the Buyer's Equity Limitations, at any time after Closing I until the end of the Optional Period that the Company issues and sells Common Stock or other securities convertible or exchangeable into Common Stock through an underwritten public offering, within 60 days of the closing of such public offering, the Company may at its sole discretion notify Buyer that the Company will issue and sell to Buyer, and Buyer will purchase, the same securities offered and sold in the underwritten public offering on the same terms and conditions as other purchasers of the underwritten securities in lieu of Securities that otherwise could be issued and sold to Buyer under this Agreement; provided, however, that Buyer shall in no case be required to purchase Additional Securities equal to more than 25% of the securities sold to other purchasers of such securities pursuant to the registration statement filed with respect to the offering of the underwritten securities.

          (iv) The Purchase Price of Common Stock issued as part of a sale of Securities during the Initial Period shall be 122% of the Current Market Price. The Purchase Price of Common Stock issued as part of a sale of Securities during the Optional Period shall be the same as the Exercise Price of the Warrant issued as part of the sale of Securities.

          3.3 DOCUMENTS TO BE DELIVERED. At any Closing, the Company shall deliver to Buyer a certificate for the Securities being purchased by the Buyer hereunder dated the date thereof and registered in the name of Buyer, and the Buyer shall pay the purchase price for the Securities being purchased by the Buyer hereunder on such date by wire transfer to the Company of immediately available funds, in accordance with the Company's written wiring instructions, against delivery of duly executed certificates representing the Securities being purchased by the Buyer hereunder and the Company shall deliver such certificates against delivery of such purchase price.

          3.4 MINIMUM PURCHASE REQUIRED FOR FUTURE AND OPTIONAL CLOSINGS; LIMITATION. During the Initial Period, at any time until Buyer has purchased Securities or Additional Securities having a Value of $58 million, and throughout the Optional Period, Buyer will not be required to purchase and the Company will not be required to issue Securities or Additional Securities or otherwise conduct a Closing unless such Closing would result in Buyer purchasing at least 200,000 shares of Common Stock (or Additional Securities convertible into at least 200,000 shares of Common Stock) or paying at least $2 million in the aggregate for the purchase of Securities or Additional Securities at such Closing. In no event will Buyer be required to purchase Securities or Additional Securities under this Agreement more frequently than once in any calendar quarter.

          3.5 PURCHASE OF OPTIONAL SECURITIES. The Company and Buyer hereby agree that during the Optional Period, upon not less than 45 trading days' written notice ("Put Notice"), the Company may issue and sell to Buyer, and Buyer shall purchase from the Company, such amount of Optional Securities to be determined by the Company, subject to Buyer's Equity Limitations and the limitations set forth in Section 3.4 and in the Collateral Agreements (if any). The Company may, but shall not be required to, give a Put Notice at any time during the Optional Period, subject to the limitations contained in this Agreement. The Put Notice shall specify the date, time, and place of the Optional Closing and any other information that the Company deems relevant.

          3.6 LOCK UP. Buyer agrees that during the period beginning Closing I and ending on the third anniversary of such date (the "Lock-Up Period"), Buyer will not in any way sell or transfer any Securities or Additional Securities purchased by Buyer (except to a wholly-owned subsidiary or affiliate of Buyer, which shall agree to be bound by the provisions of this Agreement and the Collateral Agreements insofar as they apply hereto), provided, however, Buyer may sell or transfer such Securities or Additional Securities solely for the purpose of reducing Buyer's ownership to no more than 20% of the Outstanding Securities or 20% of the votes represented by the Company's securities.

          3.7 FURTHER AGREEMENTS REGARDING BUYER'S EQUITY LIMITATIONS.

          (i) During the term of this Agreement, Buyer hereby agrees that Buyer and its affiliates, including any of its pension plans or employee benefit plans, shall not purchase Common Stock or other equities of the Company convertible or exercisable into Common Stock other than pursuant to the terms and conditions of this Agreement. In addition, Buyer agrees that for itself and its affiliates, including any of its pension plans or employee benefit plans, that it will not, during the term of this Agreement or the Collateral Agreements (whichever is later), without the prior written consent of the Company, directly or indirectly, acquire or own beneficially and/or of record securities of the Company in excess of the Buyer's Equity Limitations.

          (ii) In the event Buyer directly or indirectly owns beneficially and/or of record securities of the Company in excess of the Buyer's Equity Limitations (as a result of no intentional act or fault of Buyer to exceed its Equity Limitations) and Buyer is in full compliance with the terms and conditions of this Agreement and the Collateral Agreements, subject to the limitations set forth in the next succeeding paragraph, then the Company shall purchase from the Buyer such number of shares of Common Stock and/or Warrants and/or or Additional Securities so that as a result of such purchase by the Company, the Buyer shall not own securities of the Company in excess of the Buyer's Equity Limitations. The Company shall have the sole discretion regarding the nature and amount of Warrants, Common Stock, or Additional Securities it purchases under this Section, provided, however, that the Company will purchase unregistered Common Stock before purchasing registered securities. The purchase price of any shares of Common Stock or other security convertible or exchangable into Common Stock purchased by the Company pursuant to this Section 3.7(ii) shall equal or be determined in the same manner as the then Current Market Price and the purchase price of any Warrants purchased by the Company from the Buyer pursuant to this Section 3.7(ii) shall equal the value of the Warrants determined in accordance with the Black-Scholes model of warrant pricing as set forth in Appendix A.

          (iii) The Company shall not be required to purchase any shares of Common Stock and/or Warrants and/or Additional Securities pursuant to Section 3.7(ii) in the event that Buyer owns securities of the Company in excess of Buyer's Equity Limitations as a result of the Company purchasing or retiring shares of its outstanding capital stock.


                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company hereby represents and warrants to Buyer as of the Effective Date, as of the date of any future closings with respect to Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 (for the period since the most recent Company SEC report), and 4.10 (except as disclosed in the Company SEC Reports), and 4.11 (except as disclosed in the Company SEC Reports), and as of the date of any applicable Optional Closing as follows:

          4.1 ORGANIZATION AND STANDING. The Company has been duly incorporated and is validly existing and in good standing under the laws of the State of New York with the corporate power and corporate authority to own and lease its property, to conduct its business as conducted by it in the manner described in the Company SEC Reports (as defined) and to execute and deliver this Agreement and each of the Collateral Agreements. The Company has corporate power and authority to perform and to carry out the transactions contemplated by this Agreement and each of the Collateral Agreements. The Company is qualified to do business and is in good standing in the State of New York.

          4.2 CAPITALIZATION. As of April 30, 1997, the authorized capital stock of the Company consisted of the following: (a) 60,000,000 shares of Common Stock, of which (i) 20,855,186 shares were issued and outstanding, (ii) 4,335,824 shares were reserved for future issuance upon conversion of the Class A Common Stock, each share of the Class A Common Stock being convertible into one share of Company Common Stock, (iii) 3,328,165 shares were reserved for future issuance under the Company's 1990 Amended and Restated Long-Term Incentive Plan, and (iv) 807,400 shares were reserved for future issuance in accordance with certain warrants issued to Amgen Inc. and Medtronic, Inc.; (b) 40,000,000 shares of Class A Common Stock, of which 4,335,824 were issued and outstanding; and (c) 30,000,000 shares of Preferred Stock, (i) none of which were issued and outstanding, and (ii) 100,000 shares of which are reserved for issuance as Series A Junior Participating Preferred Stock in accordance with the Rights Agreement dated as of September 20, 1996. Except as set forth in the Company SEC Reports, no material change in such capitalization has occurred between April 30, 1997 and the date hereof. All of the issued and outstanding shares of Common Stock, Class A Common Stock, and Preferred Stock have been duly authorized, and all of the issued and outstanding shares of the Common Stock and the Class A Common Stock are validly issued and are fully paid and non-assessable. Except as set forth in the Company SEC Reports or as provided in this Agreement, there is not, nor upon the consummation of the transactions contemplated herein, will there be (i) any subscription, warrant, option, convertible security, or any other right (contingent or otherwise) to purchase or acquire any shares of the capital stock of the Company, (ii) any commitment of the Company to issue any subscription, warrant, option, convertible security, or other such right or to issue or distribute to holders of any share of its capital stock any evidence of indebtedness or assets of the Company, or (iii) any obligation of the Company (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as set forth in the Company SEC Reports or as provided in this Agreement, no person is entitled to, nor upon the consummation of the transactions contemplated thereby will any person be entitled to (i) any preemptive or similar right with respect to the issuance of any capital stock of the Company, or (ii) any rights with respect to the registration of any capital stock of the Company under the Securities Act.

          4.3 ISSUANCE OF SECURITIES. As of the time of Closing I, the issuance, sale, and delivery of up to $60 million of Securities under this Agreement have been duly authorized and the Securities have been reserved for issuance by all necessary corporate action on the part of the Company (no consent or approval of the shareholders of the Company being required by law, by the Restated Certificate of Incorporation or Bylaws of the Company, or the qualification criteria of the Nasdaq National Market), and the Securities, when so issued, sold, and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid, and non-assessable and not subject to preemptive or any other similar rights of the shareholders of the Company or others and free, at time of issuance, of all restrictions on transfer subject to restrictions on transfer imposed by applicable federal and state securities laws.

          4.4 AUTHORITY FOR AGREEMENT. The execution, delivery, and performance by the Company of this Agreement and each of the Collateral Agreements have been duly authorized by all necessary corporate action, and this Agreement and each of the Collateral Agreements have been duly executed and delivered and constitute valid and binding obligations of the Company enforceable in accordance with their respective terms, subject to bankruptcy or equitable laws that might affect the enforceability of this Agreement and each of the Collateral Agreements. The execution and delivery by the Company of this Agreement and each of the Collateral Agreements, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance and sale of the Securities), will not violate any provision of law and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or result in the creation of any lien, security interest, charge, or encumbrance upon any of the properties, assets or outstanding capital stock of the Company, under the Company's Restated Certificate of Incorporation or Bylaws or any indenture, lease, agreement, or other instrument to which the Company is a party or by which it or any of its properties is bound, or any decree, judgment, order, statute, rule, or regulation applicable to the Company.

          4.5 GOVERNMENTAL CONSENTS. No consent, approval, order, or authorization of, or registration, qualification, designation, declaration, or filing with, any governmental or regulatory authority is required on the part of the Company in connection with the execution and delivery of this Agreement and each of the Collateral Agreements, and the consummation of the transactions contemplated hereby and thereby (including, without limitation, the offer, issue, sale, and delivery of the Securities), except such filings as shall have been made or consents or approvals obtained prior to and which shall be effective on and as of the Closing.

          Based on the representations and warranties made by Buyer in Article V of this Agreement, the offer and sale of the Shares to Buyer will be in compliance with applicable federal and state securities laws.

          4.6 LITIGATION. Except as set forth in the Company SEC Reports, there are no material actions, suits, proceedings, or investigations, either at law or in equity, or before any commission or other administrative authority in any United States or foreign jurisdiction, of any kind now pending or, to the best of the Company's knowledge, threatened or proposed involving the Company or any of its properties or assets or which questions the validity or legality of the transactions contemplated hereby, or to the Company's actual knowledge, against its employees or consultants with respect to the Company's business.

          4.7 SEC FILINGS; FINANCIAL STATEMENTS.

          (a) The Company has filed all forms, reports and documents required to be filed with the Commission since May 9, 1997 (collectively, the "Company SEC Reports"). The Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) Each of the financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each was complete and correct in all material respects and presented fairly in all material respects presented the financial position of the Company as at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

          4.8 BROKERS. No broker, finder, or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

          4.9 NO UNDISCLOSED LIABILITIES. The Company does not have any material liabilities (absolute, accrued, contingent, or otherwise) except liabilities in the aggregate adequately provided for in the Company's unaudited balance sheet (including any related notes thereto) for the quarter ended March 31, 1997 included in the Company's Quarterly Report on Form 10-Q for the quarter year ended March 31, 1997 (the "March 31, 1997 Balance Sheet").

          4.10 ABSENCE OF CHANGES. Since May 9, 1997, there has been no material adverse change in the financial condition, business, operations, or assets of the Company.

          4.11 NO DEFAULTS. The Company is not in default (a) under its Restated Certificate of Incorporation or Bylaws, each as amended or restated to date, or any indenture, mortgage, lease agreement, contract, purchase order or other instrument to which it is a party or by which it or any of its property is bound or affected or in violation of (b) any order, writ, injunction or decree of any court of any federal, state, municipal, or other governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, which defaults, either singly or in the aggregate, would have a material adverse effect on the Company. At the time of the Closing, to the best knowledge of the Company, there will exist no condition, event, or act which constitutes, or which after notice, lapse of time or both would constitute, a material default under any of the foregoing which, either singly or in the aggregate, would have a material adverse effect on the Company.

          4.12 OFFERINGS. Except as contemplated by this Agreement or the Company's 1990 Amended and Restated Long-Term Incentive Plan or as otherwise disclosed by the Company to Buyer, the Company does not have any current plans or intentions to issue any shares of its capital stock or any other securities or any securities convertible or exchangeable into shares of Common Stock or any other securities.


                                    ARTICLE V

                   REPRESENTATIONS AND WARRANTIES OF THE BUYER

          Buyer hereby represents and warrants to the Company as follows:

          5.1 LEGAL POWER. Buyer has the requisite legal power to enter into this Agreement and the Collateral Agreements, to purchase the Securities and or Additional Securities hereunder, and to carry out and perform its obligations under the terms of this Agreement and the Collateral Agreements.

          5.2 DUE EXECUTION. This Agreement and the Collateral Agreements have been duly authorized, executed, and delivered by Buyer, and, upon due execution and delivery by the Company, this Agreement and the Collateral Agreements will be valid and binding agreements on Buyer enforceable in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies and compliance with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

          5.3 INVESTMENT REPRESENTATIONS.

          (a) Buyer is acquiring the Securities for its own account, not as nominee or agent, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

          (b) Buyer understands that (i) the Securities have not been registered under the Securities Act by reason of a specific exemption therefrom, that they must be held by it indefinitely, and that it must, therefore, bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration; and
(ii) each certificate representing the Securities will be endorsed with the restrictive legend set forth in the Registration Rights Agreement.

          (c) Buyer is aware of the provisions of Rule 144 promulgated under the Securities Act which permits limited resale of shares purchased in a private placement (i) by non-affiliates of a company not less than two (2) years after such non-affiliate had purchased and paid for the security to be sold, or (ii) subject to the satisfaction of certain conditions, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than one (1) year after a party has purchased and paid for the security to be sold, the sale being through a "broker's transaction" or in transactions directly with a "market maker" (as provided by Rule 144(f)) and the number of shares being sold during any three-month period not exceeding specified limitations.

          5.4 BROKERAGE. There are no claims for brokerage commissions, finders fees, or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.


                                   ARTICLE VI

                         CONDITIONS TO CLOSING OF BUYER

          Buyer's obligation to purchase Securities at Closing I and at any Optional Closing in respect of the purchase and sale of Securities is subject to the fulfillment to Buyer's satisfaction, at or prior to Closing I, as of the date of any future closings with respect to Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 (for the period since the most recent Company SEC report), and 4.10 (except as disclosed in the Company SEC Reports), and 4.11 (except as disclosed in the Company SEC Reports), and any applicable Optional Closing, of all of the following conditions, any of which may be waived by Buyer:

          6.1 REPRESENTATIONS AND WARRANTIES TRUE; PERFORMANCE OF OBLIGATIONS. The representations and warranties made by the Company in Article IV hereof shall be true and correct on the date of the Closing with the same force and effect as if they had been made on and as of said date; and the business, financial condition, operations, and assets of the Company shall not have been adversely affected in any material way prior to the Closing.

          6.2 COLLATERAL AGREEMENTS. The Company and Buyer shall have entered into a Collaboration Agreement substantially in the form of Exhibit A hereto, a Warrant Agreement substantially in the form of Exhibit B hereto, and a Registration Rights Agreement substantially in the form of Exhibit C hereto.

          6.3 OPINION OF THE COMPANY'S COUNSEL. Buyer shall have received from the General Counsel to the Company, an opinion letter substantially in the form attached hereto as Exhibit C, addressed to it, dated the date of the Closing. In rendering the opinion called for under this Section 6.3, counsel may rely as to factual matters on certificates of public officials, officers of the Company, and officers of Buyer.

          6.4 PROCEEDINGS AND DOCUMENTS. All corporate and other proceedings in connection with the transactions required to be performed under this Agreement at the Closing and all documents and instruments incident to such transactions shall have been reasonably approved by Buyer and Buyer shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

                                   ARTICLE VII

                      CONDITIONS TO CLOSING OF THE COMPANY

          The Company's obligations to issue and sell the Securities or Additional Securities at each Closing is subject to the fulfillment to the Company's satisfaction, on or prior to each Closing, of the following conditions, any of which may be waived by the Company:

          7.1 REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties made by Buyer in Article 4 hereof shall be true and correct on the date of the Closing, with the same force and effect as if they had been made on and as of said date.

          7.2 PERFORMANCE OF OBLIGATIONS. Buyer shall have performed and complied with all agreements and conditions herein required to be performed or complied with by it on or before the Closing.

          7.3 QUALIFICATIONS, LEGAL INVESTMENT. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required to be obtained prior to or at the Closing in connection with the lawful sale and issuance of the Securities or Additional Securities pursuant to this Agreement shall have been duly obtained and shall be effective on and as of the Closing. At the time of the Closing, the sale and issuance of the Securities or Additional Securities shall be legally permitted by all laws and regulations to which Buyer and the Company are subject.

          7.4 COLLATERAL AGREEMENTS. The Company and Buyer shall have entered into a Collaboration Agreement substantially in the form of Exhibit A hereto, a Warrant Agreement substantially in the form of Exhibit B hereto, and a Registration Rights Agreement substantially in the form of Exhibit C hereto.


                                  ARTICLE VIII

                                  MISCELLANEOUS

          8.1 GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the State of New York.

          8.2 SURVIVAL. The representations, warranties, covenants and agreements made herein shall survive the Closing for the period prescribed by the applicable statute of limitations. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder as of the date of such certificate or instrument.

          8.3 SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit or, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

          8.4 ENTIRE AGREEMENT. This Agreement, the Exhibits hereto, and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement along the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants or agreements except as specifically set forth herein or therein. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parities hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

          8.5 SEPARABILITY. In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall to the extent practicable, be modified so as to make it valid, legal and enforceable and to retain as nearly as practicable the intent of the parties, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          8.6 AMENDMENT AND WAIVER. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely), only with the written consent of the Company and Buyer.

          8.7 DELAYS OR OMISSIONS. No reasonable delay or omission to exercise any right, power or remedy accruing to Buyer upon any breach, default or noncompliance of the Company under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on Buyer's part of any breach, default or noncompliance under this Agreement or any waiver on Buyer's part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing, and that all remedies, either under this Agreement, by law, or otherwise afforded to buyer, shall be cumulative and not alternative.

          8.8 NOTICES, ETC. Any notices or communications provided for in this Agreement to be made by either of the Parties to the other shall be in writing, in English, and shall be made by prepaid air mail with return receipt addressed to the other at its address set forth below. Any such notice or communication may also be given by hand or facsimile to the appropriate designation with confirmation of receipt. Either Party may by like notice specify an address to which notices and communications shall thereafter be sent. Notices sent by mail shall be effective upon receipt; notices given by hand shall be effective when delivered.

          Notices for Regeneron shall be sent to:

                  Regeneron Pharmaceuticals, Inc.
                  Attn:  Corporate Secretary
                  777 Old Saw Mill River Road
                  Tarrytown, New York  10591-6707

          With copy to:

                  Regeneron Pharmaceuticals, Inc.
                  Attn:  General Counsel
                  777 Old Saw Mill River Road
                  Tarrytown, New York  10591-6707

          Notices for Procter & Gamble shall be sent to:

                  Procter & Gamble Pharmaceuticals, Inc.
                  Attn:  President
                  One Procter & Gamble Plaza
                  Cincinnati, Ohio  45202

          With copy to:

                  Procter & Gamble Pharmaceuticals, Inc.
                  Attn:  Associate General Counsel
                  Blue Ash Office Center
                  10200 Alliance Road
                  Cincinnati, Ohio  45242-4716

          8.9 TITLES AND SUBTITLES. The titles of the paragraphs and subparagraphs of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

          8.10 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument. The foregoing Agreement is hereby executed as of the date first above written.


          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first written above.

REGENERON PHARMACEUTICALS, INC.             THE PROCTER & GAMBLE COMPANY


    /S/LEONARD S. SCHLEIFER                     /S/G. GILBERT CLOYD
By:________________________________         By:________________________________

                                   APPENDIX A

For Securities sold during the Optional Period, the Exercise Price of the Warrant shall be determined such that the excess of the Exercise Price over the Current Market Price equals one-third of the value of the Warrant, rounded to the nearest whole cent. The value of the Warrant shall be determined using the Black-Scholes model with the following values:

TERM OF WARRANT:  Five years

STOCK PRICE:  Current Market Price

DIVIDEND: The actual cash dividend per share of Common Stock paid by the Company in the immediately prior twelve months

INTEREST RATE: The interest rate on 5-year Treasury notes as reported in The Wall Street Journal on the last trading day used to calculate Current Market Price or, if no such rate is reported for that date, the last day prior to that date for which such an interest rate is reported. The interest rate shall be the effective yield on Treasury notes maturing in the same month five years from the date of calculation or the average of such yields if more than one yield is reported for that month or the average of the yields for the months closest to the date of calculation if no yields are reported for that month.

VOLATILITY: The actual volatility of daily closing bid prices of Common Stock during the three full calendar years immediately preceding the year in which the Closing in question occurs.


EXAMPLE (for illustration only):
If the Current Market Price of Common Stock is $8.50 and the interest rate (calculated as above) is 6.75%, and the volatility (calculated as above) is 80%, then for an Exercise Price of a Warrant of $10.35, the value of a Warrant would be $5.56 (per Black-Scholes) and (1) the excess of the Exercise Price over the Current Market Price would be $1.85 [$10.35 - $8.50] and (2) one-third of the value of the Warrant equals $1.85 [$5.56 / 3].

                          REGISTRATION RIGHTS AGREEMENT


                                     between


                         REGENERON PHARMACEUTICALS, INC.
                   and PROCTER & GAMBLE PHARMACEUTICALS, INC.





                                December 11, 1996

                          REGISTRATION RIGHTS AGREEMENT

          REGISTRATION RIGHTS AGREEMENT, dated as of December 11, 1996, between Regeneron Pharmaceuticals, Inc., a New York corporation (the "Company"), and Procter & Gamble Pharmaceuticals, Inc., an Ohio corporation (the "Purchaser").


          1. INTRODUCTION. The Company is a party to a Stock Purchase Agreement (the Stock Purchase Agreement), dated December 11, 1996, with the Purchaser and pursuant to which the Company has agreed, among other things, to issue shares of its common stock, par value .001 per share (the Common Stock) to the Purchaser. This Agreement shall become effective upon the issuance of such securities to the Purchaser at Closing II pursuant to the Stock Purchase Agreement. Certain capitalized terms used in this Agreement are defined below; references to sections shall be to sections of this Agreement. Terms not otherwise defined herein shall have the meanings assigned to them in the Stock Purchase Agreement.

          1.1 "Certain Definitions." As used in this Agreement, the following terms shall have the following respective meanings:

          1.2 "Affiliate" means any corporation, company, partnership, joint venture, or other entity which controls, is controlled by, or is under common control with Purchaser. For purposes of this definition control shall mean the direct or indirect ownership of at least fifty (50%) percent or, if less than fifty (50%) percent, the maximum percentage as allowed by applicable law of (a) the shares of capital stock entitled to vote for the election of directors, or
(b) ownership interest.

          "Collaboration Agreement" means that certain Collaboration Agreement, dated December 11, 1996 between Regeneron Pharmaceuticals, Inc. and Procter & Gamble Pharmaceuticals, Inc.

          "Commission" means the Securities and Exchange Commission, or any other Federal agency at the time administering the Securities Act.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

          "Registration Statement" means a registration statement filed by the Company with the Commission for a public offering and sale of securities of the Company (other than a registration statement on Form S-8 or Form S-4, or their successor forms, or any other form for a limited purpose, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation).

          "Registration Expenses" means the expenses described in subsection
2.3.

          "Registrable Shares" means (i) the shares of Common Stock acquired by the Purchaser pursuant to the Stock Purchase Agreement (ii) any other shares of Common Stock of the Company issued in respect of such shares (because of stock splits, stock dividends, reclassifications, recapitalization, or similar event); provided, however, that shares of Common Stock which are Registrable Shares shall cease to be Registrable Shares upon any sale of such shares pursuant to a Registration Statement, Section 4(1) of the Securities Act, or Rule 144 under the Securities Act, or any sale in any manner to a person or entity which is not entitled to the rights provided by this Agreement.

          "Securities Act" means the Securities Act of 1933, as amended, and any successor Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

          1.3 Sale or Transfer of Company's Common Stock; Legend.

          (a) The Registrable Shares shall not be sold or transferred unless either (i) they first shall have been registered under the Securities Act, or
(ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act.

          (b) Notwithstanding the foregoing, no registration or opinion of counsel shall be required for a transfer made in accordance with Rule 144 under the Securities Act.

          (c) Each certificate representing the Registrable Shares shall bear a legend substantially in the following form:

                The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold, or otherwise transferred, pledged, or hypothecated unless and until such shares are registered under such Act or an opinion of counsel reasonably satisfactory to the Company is obtained to the effect that such registration is not required. Additionally, the transfer of these shares is subject to the conditions specified in the Registration Rights Agreement dated as of December 11, 1996, between Regeneron Pharmaceuticals, Inc. and Procter & Gamble Pharmaceuticals, Inc., and no transfer of these shares shall be valid or effective until such conditions have been fulfilled. Upon the fulfillment of such conditions, Regeneron Pharmaceuticals, Inc., has agreed to deliver to the holder hereof a new certificate for the shares represented hereby registered in the name of the holder hereof. Copies of such agreement may be obtained at no cost by written request made by the holder of record of this certificate to the secretary of Regeneron Pharmaceuticals, Inc.

          The foregoing legend shall be removed from the certificates representing any Registrable Shares, at the request of the holder thereof, at such time as such shares become eligible for resale pursuant to Rule 144(k) under the Securities Act or such shares become publicly tradable pursuant to an effective Registration Statement.

          2. REGISTRATION UNDER SECURITIES ACT, ETC.

          2.1 Incidental Registration.

          (a) Whenever the Company proposes to file a Registration Statement after the termination or expiration of the Collaboration Agreement, at any time and from time to time, it will, prior to such filing, give written notice to the Purchaser of its intention to do so and, upon the written request of the Purchaser given within ten (10) days after the Company provides such notice (which request shall state the intended method of disposition of such Registrable Shares), the Company shall use its best efforts to cause all Registrable Shares which the Company has been requested by the Purchaser to register to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of the Purchaser; provided that the Company shall have the right to postpone or withdraw any registration affected pursuant of this subsection 2.1 without obligation to the Purchaser.

          (b) In connection with any offering under this subsection 2.1 involving an underwriting, the Company shall not be required to include any Registrable Shares in such underwriting unless the Purchaser accepts the terms of the underwriting as agreed upon between the Company and the underwriters, and then only in such quantity as will not, in the opinion of the underwriters, jeopardize the success of the offering by the Company. If in the opinion of the managing underwriters the registration of all, or part of, the Registrable Shares which the Purchaser has requested to be included would materially and adversely affect such public offering then the Company shall be required to include in the underwriting only that number of Registrable Shares, if any, which the managing underwriter believes may be sold without causing such adverse effect. Except as set forth in subsection 2.3, the Company will bear all Registration Expenses in connection with the Purchaser's registration under this subsection 2.1.

          (c) The Company may refuse to regisster shares eligible for sale under Rule 144(k), unless good cause for inclusion for such Registrable Shares can be shown; provided good cause will be deemed to be shown if not all the shares requested by the Purchaser to be registered could immediately be sold under Rule 144(k) at a price substantially equivalent to the prevailing market price.

          2.2 Registration Procedures. If and whenever the Company is required by the provisions of this Agreement to use its best efforts to effect the registration of any of the Registrable Shares under the Securities Act, the Company shall:

          (a) file with the Commission a Registration Statement with respect to such Registrable Shares and use reasonable efforts to cause the Registration Statement to become and remain effective;

          (b) prepare and file with the Commission any amendments and supplements to the Registration Statement and the prospectus included in the Registration Statement as may be necessary to comply with the provisions of the Securities Act and keep the Registration Statement effective for a period of not less than one hundred twenty (120) days from the effective date;

          (c) furnish to the Purchaser such reasonable numbers of copies of the prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as the Purchaser may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares owned by the Purchaser.

          If the Company has delivered preliminary or final prospectuses to the Purchaser and after having done so the prospectus is amended to comply with the requirements of the Securities Act, the Company shall promptly notify the Purchaser and, if requested, the Purchaser shall immediately cease making offers of Registrable Shares and return all prospectuses to the Company. The Company shall promptly provide the Purchaser with revised prospectuses and, following receipt of the revised prospectuses, the Purchaser shall be free to resume making offers of the Registrable Shares;

          (d) use its best efforts to register or qualify the Registrable Shares covered by the Registration Statement under securities or Blue Sky laws of such states as the Purchaser shall reasonably request, and do any and all other acts and things that may be necessary or desirable to enable the Purchaser to consummate the public sale or other disposition in such states of the Registrable Shares owned by the Purchaser; provided, however, that the Company shall not be required in connection with this paragraph (d) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction, nor shall it be required to comply with any Blue Sky or other laws, rules or regulations of any jurisdiction for which compliance or other requirements are, in the reasonable judgment of the Company, unduly burdensome or would require any material adjustments in any terms of the offering or in the offering documents; and

          (e) In the event of an underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. The Purchaser shall also enter into and perform its obligations under such agreement.

          2.3 Allocation of Expenses. The Company will indemnify and hold the Purchaser harmless for the payment of all Registration Expenses of all registrations under this Agreement, except as set forth in this Agreement. The term Registration Expenses shall mean all expenses incurred by the Company in complying with this Section 2, including, without limitation, all registration and filing fees, exchange listing fees, printing expenses, fee; and disbursements of counsel for the Company and the Purchaser, state Blue Sky fees and expenses (except that: the Purchaser shall not cause or request the filing for Blue Sky approval in any state reasonably refused by the Company), and the expenses of any special audits incident to or required by any such registration, but excluding underwriting discounts and selling commissions.

          2.4 Indemnification. In the event of any registration of any of the Registrable Shares under the Securities Act pursuant to this Agreement, the Company will indemnify and hold harmless the Purchaser, and each of its officers and directors, and each other person, if any, who controls the Purchaser, within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which the Purchaser or controlling person may become subject under the Securities Act, the Exchange Act, state securities or Blue Sky laws or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arise out of or are based upon the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading or arise out of or are based upon any violation by the Company of the Securities Act in connection with such registration; and the Company will reimburse the Purchaser, officer, director, and each such controlling person for any legal or any other expenses reasonably incurred by the Purchaser, officer, director, or controlling person in connection with the investigating or defending of any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission made in such Registration Statement, preliminary prospectus or prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by or on behalf of the Purchaser, officer, director, underwriter, or controlling person specifically for use in the preparation thereof.

          In the event of any registration of any of the Registrable Shares under the Securities Act pursuant to this Agreement, the Purchaser will indemnify and hold harmless the Company, each of its directors and officers and each underwriter (if any) and each person, if any, who controls the Company or any such underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities, joint or several, to which the Company, such directors and officers, underwriter or controlling person may become subject under the Securities Act, Exchange Act, state securities or Blue Sky laws or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the Registration Statement, or arise out of or are based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company, by or on behalf of the Purchaser, specifically for use in connection with the preparation of such Registration Statement, prospectus, amendment, or supplement; provided, however, that the obligations of the Purchaser hereunder shall be limited to an amount equal to the proceeds of the Registrable Shares sold as contemplated herein; provided, further, that, with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus, the indemnity agreement contained in this subsection 2.4 shall not apply to the extent that any loss, claim, damage or liability results from the fact that a current copy of the prospectus was not sent or given to the person asserting any such loss, claim, damage, or liability at or prior to the written confirmation of the sale of the Registrable Shares confirmed to such person if it is determined that it was the responsibility of the Company, any of its directors, officers or agents to provide such person with a current copy of the prospectus and such current copy of the prospectus would have cured the defect giving rise to such loss, claim, damage or liability.

          Each party entitled to indemnification under this subsection 2.4 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld); and, provided, further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this subsection 2.4. The Indemnified Party may participate in such defense at such party's expense provided, however, that the Indemnifying Party shall pay such expense if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party, in the defense of any such claim or litigation, shall except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation, and no Indemnified Party shall consent to entry of any judgment or settle such claim or litigation without the prior written consent of the Indemnifying Party.

          If the indemnification provided for in this subsection 2.4 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, hereby agrees to contribute to the amount paid or payable by such Indemnified Party in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other. Notwithstanding the foregoing, the amount the Purchaser shall be obliged to contribute pursuant to this paragraph of subsection 2.4 shall be limited to an amount equal to the public offering sale price of the shares sold by the Purchaser.

          2.5 Information by Holder. The Purchaser shall furnish to the Company such information regarding the Purchaser and the distribution proposed by the Purchaser as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 2.

          2.6 "Stand-Off" Agreement. The Purchaser, if requested by the Company and an underwriter of Common Stock or other securities of the Company, shall agree not to sell or otherwise transfer or dispose of any Registrable Shares or other securities of the Company held by the Purchaser for a specified period of time (not to exceed one hundred and eighty (180) days) following the effective date of the Registration Statement; provided, that all officers and directors of the Company enter into similar agreements. Such agreement shall be in writing in a form satisfactory to the Company and such underwriter. The Company may impose stop transfer instructions with respect to the Registrable Shares or other securities subject to the foregoing restrictions until the end of the stand-off period.

          2.7 Rule 144 Requirements. The Company agrees to use reasonable efforts to:

          (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

          (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

          (c) furnish to the Purchaser upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as the Purchaser may reasonably request to avail itself of any similar rule or regulation of the Commission allowing it to sell all or any portion of the Registrable Shares without registration.

          3. STANDSTILL AGREEMENT

          3.1 Except as hereinafter set forth in subsection 3.2, the Purchaser agrees, for itself and its Affiliates, whether now or hereafter created or acquired, and any of the Purchaser's pension plans or employee benefit plan programs sponsored by the Purchaser for which the Purchaser controls its investment decisions, that it will not, until the earlier of (x) the termination of the Collaboration Agreement or (y) five (5) years from the date of this Agreement, without the prior written consent of the Company;

          (i) directly or indirectly acquire or own beneficially and/or of record more than twenty (20%) percent of the Then Outstanding Capital Stock of the Company (as hereinafter defined). For purposes of this Section 3, the Then Outstanding Capital Stock of the Company shall be deemed to be all of the then issued and outstanding shares of the Common Stock and all shares of Common Stock into which the then outstanding shares of preferred stock and any other convertible securities or any options or warrants issued by the Company are convertible or exercisable, as well as all capital stock issued as a result of any stock split, stock dividend, or reclassifications of Common Stock distributable, on a pro rata basis, to all holders of Common Stock or securities convertible into Capital Stock;

          (ii) directly or indirectly, solicit proxies or consents or become a participant in a solicitation (as such terms are defined in Regulation 14A under the Exchange Act) in opposition to the recommendation of the majority of the Board of Directors of the Company with respect to any matter, or seek to advise or influence any person, with respect to the voting of any securities of the Company or any of its subsidiaries;

          (iii) propose or induce any other person to propose, directly or indirectly, (x) any merger or business combination involving the Company or any of its subsidiaries, (y) the purchase or sale of any assets of the Company or any of its subsidiaries or (z) the purchase of any of the voting securities of the Company, by tender offer or otherwise (except pursuant to the exercise of rights, warrants, options, or similar securities distributed by the Company to holders of voting securities generally);

          (iv) deposit any voting securities in a voting trust or subject any voting securities to any arrangement or agreement with respect to the voting of voting securities; or

          (v) advise, assist, or encourage any other person in connection with any of the foregoing.

          3.2 The Purchaser will be relieved of the restrictions set forth in subsection 3.1 of this Agreement only under the following circumstances and for the specific transactions as set forth herein below:

          (i) if a third party, not an Affiliate of the Purchaser, directly or indirectly makes a bona fide tender offer or other bona fide offer for more than twenty (20%) percent but not more than fifty (50%) percent of the Company's Then Outstanding Capital Stock, and said third party has, in the reasonable opinion of the Purchaser, the financial resources, ability and intention to carry out such offer, the Purchaser shall not be prohibited from purchasing or conducting a tender offer for an amount of shares equal to the amount of shares sought out be acquired by the third party during the period of its tender offer;

          (ii) if a third party, not an Affiliate of the Purchaser, directly or indirectly makes a bona fide tender offer or other bona fide offer for more than fifty (50%) percent of the Company's Then Outstanding Capital Stock and said third party has, in the reasonable opinion of the Purchaser, the financial resources, ability and intention to carry out such offer, the Purchaser shall not be prohibited from purchasing or conducting a tender offer for all or less than all of the Then Outstanding Capital Stock it does not already own during the period of the third party's tender offer; or

          (iii) in the event the Company hereafter issues to a third party more than seven (7%) percent of its Then Outstanding Capital Stock pursuant to a negotiated written transaction without requiring such third party to enter into a standstill agreement with provisions substantially as restrictive as those set forth in this Section 3, then Purchaser shall be relieved from its obligations hereunder.

          3.3 At the time that the Board of Directors of the Company makes a decision to put the Company up for sale and to entertain bids in connection with such sale, the Company shall promptly notify the Purchaser of such decision and in the event that the Company is entertaining a merger proposal or acquisition proposal which would result in the Company being merged with and into or acquired by another corporation and such negotiations have reached a state of finality that the Company believes a public announcement is warranted, the Company shall forthwith notify the Purchaser of the material terms of such proposed merger or acquisition which have been agreed upon. Purchaser's rights under this subsection shall be limited solely to notification. The Company's obligations under this Section 3 including without limitation this subsection
3.3 shall terminate upon the termination of the Collaboration Agreement.

          3.4 The parties hereto acknowledge and agree that the Company would be irreparably damaged in the event that any of the provisions of this Section 3 are not performed in accordance with their specific terms or are otherwise breached and that monetary damages are not an adequate remedy for said breach. It is, accordingly, agreed that the Company shall be entitled to injunctive relief to prevent breaches of this Section 3 by Purchaser and/or its Affiliates, and to specifically enforce this Section 3 and the terms and provisions thereof, in addition to any other remedy to which such aggrieved party may be entitled, at law or in equity. The Company may enter a stop transfer order with respect to the transfer of voting securities except in compliance with the termination of this Agreement.

          3.5 The Company shall give Purchaser prompt notice of the receipt by the Company of any Schedule 13-D filing from any person or Group (within the meaning of the Exchange Act) couched in such terms as to put the Company reasonably on notice of the likelihood that such person or Group has acquired or is proposing to acquire any shares of Common Stock which results in, or, if successful, would result in, such person or Group owning or having the right to acquire more than twenty percent (20%) of the Company's Then Outstanding Capital Stock.

          3.6 If Purchaser desires at some date to account for its investment in the Company pursuant to the equity method, the Company shall promptly furnish the Purchaser, at Purchaser's sole expense, which estimated expense shall be prepaid by Purchaser if so requested by the Company, all information that is required by generally accepted accounting principles to enable Purchaser to so account. To the extent reasonably available to the Company and to the extent reasonably requested by Purchaser, the Company shall provide information (and shall cause its employees, independent public accountants, and other representatives to do the same), to the extent reasonably available regarding the Company's to, and otherwise cooperate with, Purchaser so as to enable Purchaser to prepare financial statements in accordance with accounting principles generally accepted in the United States and to comply with its reporting requirements and other disclosure obligations under applicable United States securities laws and regulations (the "Regulations"). Purchaser agrees to hold all such information in at least the same degree of confidence as it would hold similar information regarding its operations and condition, and to disclose it only to the extent required by the Regulations, provided that there shall be no restriction on Purchaser's right to disclose its own financial statements, whether or not reflecting or including such information.

          3.7 All purchases of securities of the Company by Purchaser shall be made in compliance with applicable laws and regulations.

          4. AMENDMENTS AND WAIVERS. This Agreement may be amended, modified, supplemented or waived only with the written consent of the parties hereto.

          5. NOTICES. Except as otherwise provided in this Agreement, all notices, requests and other communications to any Person provided for hereunder shall be in writing and shall be given to (a) in the case of the Company, at 777 Old Saw Mill River Road, Tarrytown, New York 10591, attention: President, with a copy to the attention of General Counsel and Corporate Secretary or (b) in the case of the Purchaser, at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, attention: President, with a copy to the attention of General Counsel. Each such notice, request or other communication shall be effective (i) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (ii) if given by any other means (including, without limitation, by air courier), when delivered at the address specified above.

          6. SUCCESSORS AND ASSIGNS. The provisions of this Agreement, including the rights and obligations hereunder, shall be binding upon, and inure to the benefit of, the respective successors and assigns of the Purchaser (the Transferees) and of the Company, provided that such Transferees shall be an Affiliate of the Purchaser, and such Transferees shall become the Purchaser for the all purposes of this Agreement.

          7. TRANSFER OF CERTAIN RIGHTS.

          (a) The rights and obligations of the Purchaser under this Agreement may be transferred by the Purchaser to any Affiliate of the Purchaser. The Company shall be given written notice by the Purchaser at the time of such transfer stating the name and address of the Transferee and identifying the securities with respect to which such rights are assigned.

          (b) Any Transferee to whom rights are transferred shall, as a condition to such transfer, deliver to the Company a written instrument pursuant to which the Transferee agrees to be bound by the obligations imposed upon the Purchaser hereunder to the same extent as if such Transferee were the Purchaser hereunder.

          8. DESCRIPTIVE HEADINGS. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

          9. GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO THE PRINCIPLES OF CONFLICTS OF LAWS.

          10. COUNTERPARTS. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

          11. ENTIRE AGREEMENT. This Agreement embodies the entire agreement and understanding between the Company and the Purchaser relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

          12. SEVERABILITY. If any provision of this Agreement, or the application of such provisions to any Person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.


          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

                                    REGENERON PHARMACEUTICALS, INC.


                                    By /S/LEONARD S. SCHLEIFER
                                       ----------------------------------


                                    PROCTER & GAMBLE PHARMACEUTICALS, INC.


                                    By /S/ G. GILBERT CLOYD
                                       ----------------------------------
                                       G. Gilbert Cloyd
                                       President